Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

KEYNOTE SYSTEMS, INC.

KAMALA ACQUISITION CORP.,

MOBILE COMPLETE, INC.

and

FREDERIC VEYSSIERE, AS STOCKHOLDERS’ AGENT

Dated as of October 7, 2011

EXHIBITS

Exhibit A	-	Definitions
Exhibit B-1	-	List of Initial Signatories to Company Stockholder Consent
Exhibit B-2	-	Form of Company Stockholder Consent
Exhibit C	-	List of Key Employees
Exhibit D	-	Form of Non-Competition Agreement
Exhibit E	-	Form of Certificate of Merger
Exhibit F	-	Form of Escrow Agreement
Exhibit G	-	Form of Parachute Payment Waiver
Exhibit H-1	-	List of Contracts Requiring Consent
Exhibit H-2	-	List of Contracts Requiring Termination
Exhibit H-3	-	List of Contracts Requiring Amendment
Exhibit I	-	FIRPTA Documentation
Exhibit J	-	Form of Option Waiver
Exhibit K	-	Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 7, 2011 (the “Agreement Date”), by and among Keynote Systems, Inc., a Delaware corporation (“Acquirer”), Kamala Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acquirer (“Merger Sub”), Mobile Complete, Inc., a Delaware corporation (the “Company”), and Frederic Veyssiere, as Stockholders’ Agent (as defined in Section 8.7).

RECITALS

A.    The Boards of Directors of the Company, Acquirer and Merger Sub have determined that it would be advisable and in the best interests of the stockholders of their respective companies that Merger Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly owned subsidiary of Acquirer, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

B.    Pursuant to the Merger, among other things, the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive consideration in the manner set forth herein.

C.    The Company, Acquirer and Merger Sub desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

D.    Immediately following the execution and delivery of this Agreement, the Company will secure from each Company Stockholder listed on Exhibit B-1 a written consent substantially in the form attached hereto as Exhibit B-2 (the “Company Stockholder Consent”) approving the Merger and adopting this Agreement.

E.     Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquirer to enter into this Agreement, certain employees of the Company and its Subsidiaries identified on Exhibit C (the “Key Employees”) hereto are executing employee offer letters (including a non-disclosure and inventions assignment agreement and such other agreements in the forms provided by Acquirer and as are part of Acquirer’s standard policy for commencement of employment) with Acquirer (collectively, the “Employment Documents”), in each case to become effective upon the Closing.

F.     Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquirer to enter into this Agreement, the Key Employees are also entering into non-competition agreements with Acquirer substantially in the form attached hereto as Exhibit D (each, a “Non-Competition Agreement”), in each case to become effective upon the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
THE MERGER

1.1.          The Merger.  At the Effective Time (as such term is defined in Section 1.4), on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”), and the applicable provisions of Delaware Law, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly owned subsidiary of Acquirer.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2.          Closing.  Unless this Agreement is earlier terminated in accordance with Article 7, the closing of the transactions contemplated hereby (the “Closing”) shall take place (i) as promptly as practicable (and in any event within two (2) Business Days) after the satisfaction or waiver of each of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or (ii) as such other time and date as the Acquirer and the Company may agree in writing.  The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree and may take place electronically or telephonically.  The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.3.          Closing Deliveries.

(a)           Acquirer Deliveries.  Acquirer shall deliver to the Company, at or prior to the Closing, each of the following:

(i)            a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized executive officer of Acquirer to the effect that each of the conditions set forth in clause (a) of Section 6.2 has been satisfied; and

(ii)           an Escrow Agreement, in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquirer and U.S. Bank National Association, as escrow agent (the “Escrow Agent”).

(b)           Company Deliveries.  The Company shall deliver to Acquirer, at or prior to the Closing, each of the following:

(i)            a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clause (a) of Section 6.3 has been satisfied;

(ii)           a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying the Company’s (A) Amended and Restated Certificate of Incorporation, (B) Bylaws, (C) board resolutions approving the Merger and adopting this Agreement, and (D) stockholder resolutions approving the Merger and adopting this Agreement;

(iii)          the Company Transaction Expenses and Company Debt Certificate;

(iv)          the Company Closing Financials Certificate;

(v)           the Company Stockholder Consent executed by each Company Stockholder listed on Exhibit B-1;

(vi)          a Non-Competition Agreement executed by each of the Key Employees;

(vii)         the Employment Documents executed by each of the Key Employees and each of the other employees of the Company or any Subsidiary who accepts Acquirer’s offer of employment following the Closing;

(viii)        evidence reasonably satisfactory to Acquirer of the resignation of each of the directors and each of the officers of the Company and of each Subsidiary in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company and of each such Subsidiary, effective no later than immediately prior to the Effective Time;

(ix)           a Parachute Payment Waiver, in substantially the form attached hereto as Exhibit G (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.12 hereof;

(x)            unless otherwise instructed by Acquirer no later than two (2) Business Days prior to the Closing, resolutions adopted by the Company’s Board of Directors terminating the Company’s participation in the Insperity 401(k) plan (the “Company 401(k) Plan”) no later than the day prior to Closing;

(xi)           evidence satisfactory to Acquirer of (A) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Merger or any other transaction contemplated by this Agreement under the contracts listed or described on Exhibit H-1 hereto, (B) the termination of each of the contracts of the Company listed or described on Exhibit H-2 hereto, and (C) the amendment of each of the contracts of the Company listed or described on Exhibit H-3 hereto in the manner described on such Schedule with respect to each such contract;

(xii)          the Spreadsheet and a certificate executed on behalf of the Company by its Chief Executive Officer, dated as of the Closing Date, certifying that such Spreadsheet is true, correct and complete in all material respects;

(xiii)         executed UCC-2 or UCC-3 termination statements executed by each Person holding a security interest in any assets of the Company or any Subsidiary as of the Closing Date terminating any and all such security interests and evidence reasonably satisfactory to Acquirer that all Encumbrances (other than Permitted Encumbrances) on assets of the Company and its Subsidiaries shall have been released prior to or shall be released simultaneously with the Closing;

(xiv)        FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, dated as of the Closing Date and executed by the Company, in each case in substantially the form attached hereto as Exhibit J;

(xv)         written consents executed by such number of eligible Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval or non-approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q&A-7 of Section 1.280G-1 of such Treasury Regulations, and, in the absence of such stockholder approval, none of those payments or benefits shall be paid or provided, pursuant to the Parachute Payment Waivers; and

(xvi)        the Certificate of Merger, executed by the Company.

1.4.          Effective Time.  At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article 6, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Acquirer and the Company and set forth in the Certificate of Merger being referred to herein as the “Effective Time”).

1.5.          Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Surviving Corporation.

1.6.          Certificate of Incorporation and Bylaws.

(a)           At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law.

(b)           At the Effective Time, the Bylaws of Merger Sub shall become the Bylaws of the Surviving Corporation, until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

1.7.          Directors and Officers.

(a)           At the Effective Time, the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified.

(b)           At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed.

1.8.          Effect on Capital Stock and Options.

(a)           Treatment of Company Capital Stock and Options.  On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of the Company Capital Stock and/or Company Options, at the Effective Time:

(i)            Company Series B Preferred Stock.  Each share of Company Series B Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, (A) the Series B Stock Closing Amount Per Share plus the Common Stock Closing Amount Per Share, (B) upon release from escrow pursuant to Section 1.9(c)(iii) and the terms and conditions of the Escrow Agreement, the Series B Stock Escrow Amount Per Share plus the Common Stock Escrow Amount Per Share, and (C) any Earnout Payment pursuant to Section 1.10.

(ii)           Company Series A Preferred Stock.  Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, (A) the Series A Stock Closing Amount Per Share plus the Common Stock Closing Amount Per Share, (B) upon release from escrow pursuant to Section 1.9(c)(iii) and the terms and conditions of the Escrow Agreement, the Series A Stock Escrow Amount Per Share plus the Common Stock Escrow Amount Per Share, and (C) any Earnout Payment pursuant to Section 1.10.

(iii)          Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, (A) the Common Stock Closing Amount Per Share, (B) upon release from escrow pursuant to Section 1.9(c)(iii) and the terms and conditions of the Escrow Agreement, the Common Stock Escrow Amount Per Share, and (C) any Earnout Payment pursuant to Section 1.10.

(iv)          Company Options.  No Company Options, whether vested or unvested, shall be assumed by Acquirer in the Merger, and at the Effective Time each Company Option will, by virtue of the Merger, and without any further action on the part of the holder thereof, be cancelled and extinguished.  Notwithstanding any other provision of this Agreement, Acquirer acknowledges and agrees that the Board of Directors of the Company has taken or may take prior to the Closing such action as may be required to (x) accelerate in full the vesting of all Company Options outstanding effective as of or prior to the Closing, provided the holder of such Company Option executes an option waiver, in substantially the form attached hereto as Exhibit I (each, an “Option Waiver”), and (y) to provide for the net or cashless exercise of Company Options, such that the payment of the exercise price and/or any Tax withholding is satisfied from Company Common Stock underlying such Company Options.  Shares of Company Common Stock purchased upon the exercise of Company Options shall be outstanding as of the Effective Time and treated as set forth in Section 1.8(a)(iii).

(v)           Company Warrants.  No Company Warrants, whether vested or unvested, shall be assumed by Acquirer in the Merger, and at the Effective Time, each Company Warrant will, by virtue of the Merger, and without any further action on the part of any holder thereof, be cancelled and extinguished.

(vi)          Merger Consideration.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration distributable by Acquirer to the Company Securityholders exceed the Total Initial Merger Consideration plus the Earnout Payment (if any).

(vii)         Conversion of Merger Sub Stock.  Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving

Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time).  Each certificate evidencing ownership of shares of Merger Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(b)           Treatment of Company Capital Stock Owned by the Company.  All shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c)           Adjustments.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the date hereof and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d)           Appraisal Rights.  Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the Merger consideration provided for herein, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or California Law.  Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or California Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).  If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant hereto in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall pay and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(c), following the satisfaction of the applicable conditions set forth in Section 1.9(c), the amount of cash to which such holder would be entitled in respect thereof hereunder as if such shares never had been Dissenting Shares.  The Company shall give Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law or California Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal or purchase under Delaware Law or California Law.  The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law or California Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.  The payout of consideration under this Agreement to the stockholders of the Company (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.8 and under Delaware Law or California Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law or California Law by any other stockholder of the Company.

(e)           Rights Not Transferable.  The rights of the Company Securityholders as of immediately prior to the Effective Time are personal to each such securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution.  Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.9.          Surrender of Certificates.

(a)           Exchange Agent.  U.S. Bank National Association shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b)           Acquirer to Cause Deposit of Total Initial Merger Consideration.  As soon as reasonably practicable (but in no event more than one Business Day) after the Closing Date, Acquirer shall wire immediately available funds to the Exchange Agent for exchange in accordance with this Article 1, through such reasonable procedures as Acquirer may adopt,  the cash payable pursuant to Sections 1.8(a)(i)(A), (ii)(A) and (iii)(A), less the cash escrow in connection herewith.

(c)           Exchange Procedures.

(i)            As soon as reasonably practicable (but in no event more than five (5) Business Days) after the Closing Date, the Exchange Agent shall mail to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time and that has not previously delivered its Certificates (as defined below) together with a properly completed and duly executed Letter of Transmittal: (A) a form of Letter of Transmittal in the form attached hereto as Exhibit J (the “Letter of Transmittal”) and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments which immediately prior to the Effective Time represented issued and outstanding Company Capital Stock that were converted into the right to receive cash pursuant to Section 1.8(a) (the “Certificates”) in exchange for cash.  The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquirer or the Exchange Agent may reasonably specify, including that the Effective Time Holders agree to be bound by the provisions of Section 1.9 and Article 8 of this Agreement and agree to release the Company and the Surviving Corporation from any claims, rights, liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates.

(ii)           As soon as reasonably practicable (but in no event more than five (5) Business Days) after the date of delivery to the Exchange Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive cash that such holder has the right to receive pursuant to Sections 1.8(a)(i)(A), (ii)(A) and/or (iii)(A) in respect of such Certificate), and cash that such holder has the right to receive pursuant to Sections 1.8(a)(i)(B), (ii)(B) and (iii)(B) will be deposited into escrow on such holder’s behalf pursuant to Section 1.9(c)(iii) and Article 8 and (B) such Certificate shall be canceled.

(iii)          Acquirer to Cause Deposit of Escrow Amount.  As soon as reasonably practicable (but in no event more than one (1) Business Day) after the Closing Date, Acquirer shall cause to be deposited with the Escrow Agent the Escrow Amount.  The Escrow Amount shall constitute security for the indemnification obligations of such Effective Time Holders pursuant to Article 8, and shall be held in and distributed in accordance with the provisions of the Escrow Agreement.  The cash payable pursuant to Section 1.8(a)(iv)(B) shall, to the maximum extent possible, be vested cash not subject to any repurchase rights or other restrictions, and any Unvested Cash so placed in escrow shall vest prior to any Unvested Cash not placed in escrow.  Except as otherwise set forth herein, the parties hereto agree that, for U.S. federal and state tax reporting purposes:  (A) the Acquirer shall be deemed to be the owner, subject to distribution pursuant to the terms of the Escrow Agreement of the Escrow Amount; (B) all interest or other taxable income, if any, earned from the investment of the Escrow Amount pursuant to the

Escrow Agreement (“Taxable Earnings”) shall be treated as earned by Acquirer and, when paid to the Effective Time Holders pursuant to the Escrow Agreement, as paid by Acquirer to the Effective Time Holders as interest on the Escrow Amount, with the portion of the Taxable Earnings allocated to each Effective Time Holder based on such Effective Time Holder’s share of the portion of the Escrow Amount deposited into escrow on such Holder’s behalf; (C) upon the release of the funds from the escrow to the Effective Time Holders, a portion of any such distribution to the Effective Time Holders shall be treated as imputed interest under the Code only to the extent that the amounts treated as payments of interest by the Acquirer under Section 1.9(c)(iii)(B) are insufficient to avoid imputation of interest on the Escrow Amount under the Code; and (D) the parties will file all tax returns and other forms on a basis consistent with the foregoing.

(d)           No Interest.  No interest shall accumulate on any cash payable, in connection with the Merger.

(e)           Transfers of Ownership.  If any cash amount payable pursuant to Section 1.8(a), is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance or payment thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the reasonable satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.

(f)            No Liability.  Notwithstanding anything to the contrary in this Section 1.9, none of the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)           Unclaimed Cash.  Any cash held by the Exchange Agent which has not been delivered to any holders of Certificates pursuant to this Article 1 within twelve (12) months after the Effective Time shall promptly be returned to Acquirer, and thereafter each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.9 shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, for consideration payable pursuant to Section 1.8(a).  Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the earlier of the third anniversary of the Effective Time or such date on which the Total Initial Merger Consideration contemplated by Section 1.8 in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any cash payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.10.        Earnout Payments.

(a)           Earnout Consideration.  If the Company or the KDA (as defined in Schedule A to this Agreement) shall have achieved the performance metrics set forth in, and within the time periods specified in, Schedule A to this Agreement, Acquirer shall pay to each of the former holders of Company Common Stock as of the Effective Time the aggregate contingent consideration described in Schedule A (the “Contingent Consideration”).  The payments of Contingent Consideration are sometimes referred to herein collectively as the “Earnout Payment.”  A portion of each Earnout Payment shall be treated as imputed interest under the Code at the minimum rate necessary to avoid imputation of interest at a higher rate on the Earnout Payment under the Code.

(b)           Additional Provisions Relating to Earnout Payments.  Acquirer acknowledges and agrees that it shall act in good faith and not take actions following the Closing Date with the sole or primary intent of avoiding payment of the Earnout Payment(s).  Notwithstanding the above, Acquirer, the Company and the Stockholders’ Agent acknowledge and agree that Acquirer shall have the ultimate and absolute discretion in the ordinary course of business over all matters relating to the KDA organization and its personnel, products and services from and after the Effective Time, including, but not limited to, any matter relating to design, development, marketing, sales, distribution, pricing, service or maintenance thereof.

1.11.        No Further Ownership Rights in the Company Capital Stock.  All consideration payable following the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be so issued or issuable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate is presented to the Surviving Corporation for any reason, such Certificate shall be canceled and exchanged as provided in this Article 1.

1.12.        Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, cash as may be required pursuant to Section 1.8 in respect of such Certificate; provided, however, that Acquirer or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum or execute an indemnification agreement as Acquirer or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Acquirer, the Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents with respect to such Certificate.

1.13.        Withholding Rights.  Acquirer, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock, any Company Options or any Certificates such amounts in cash or shares as Acquirer, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.14.        Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized,  in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures)), the Company represents and warrants to Acquirer as follows:

2.1.          Organization, Standing, Power and Subsidiaries.

(a)           Each of the Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.  Each of the Company and each Subsidiary has the corporate power to own its properties and to conduct its business as now being conducted and as currently proposed by the Company to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to result in liability that is material to the Company.  Neither the Company nor any Subsidiary is in violation of any of the provisions of its Amended and Restated Certificate of Incorporation or Bylaws or equivalent organizational or governing documents.

(b)           Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries.  The Company owns, of record and beneficially, 100% of the issued and outstanding shares of capital stock and other securities of each of its Subsidiaries, free and clear of all Encumbrances (other than Encumbrances on transferability imposed by applicable securities Legal Requirements), and all such shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal.  Other than the Subsidiaries listed in Schedule 2.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person.  None of the Company or any of its Subsidiaries has agreed or is obligated to make any material future investment in or capital contribution to any Person.  There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

(c)           Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board of Directors (or similar body) of the Company and each of its Subsidiaries; (ii) the names of the members of each committee of the Board of Directors (or similar body) of the Company and each of its Subsidiaries; and (iii) the names and titles of the officers of the Company and each of its Subsidiaries.

2.2.          Capital Structure.

(a)           Authorized and Outstanding Capital Stock of Company.  The authorized capital stock of the Company consists solely of (i) 42,000,000 shares of Company Common Stock, and (ii) 19,000,000 shares of Company Preferred Stock, of which 7,500,000 shares are designated as Company Series A Stock and 11,500,000 shares are designated as Company Series B Stock.  A total of 17,352,016 shares of Company Common Stock, 6,860,821 shares of Company Series A Stock and 7,823,608 shares of Company Series B Stock are issued and outstanding as of the Agreement Date.  The Company holds no treasury stock.  The number of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date is set forth on Schedule 2.2(a)-1 of the Company Disclosure Letter.  No shares of Company Capital Stock are issued or outstanding as of the Closing Date that are not set forth on Schedule 2.2(a)-1 except for shares of Company Common Stock issuable and issued pursuant to the exercise of outstanding Company Options listed on Schedule 2.2(b).  All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, and other than shares of Company Common Stock issuable upon exercise options issued pursuant to the Mobile Complete, Inc. 2005 Stock Option Plan, are not subject to any right of rescission or “put” right, right of first refusal, preemptive right or “call” right, and have been offered, issued, sold and delivered by Company in material compliance with all requirements of Applicable Laws and all requirements set forth in applicable Contracts.  There are no outstanding shares of Company Capital Stock subject to vesting.  The Company has never declared or paid any dividends on any shares of Company Capital Stock.  There is no Liability for dividends accrued and unpaid by Company.  Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(b)           Company Options and Other Equity Rights.  As of the Agreement Date, the Company has reserved 3,666,667 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 2,363,663 shares are subject to outstanding and unexercised Company Options, and 816,092 shares remain available for issuance thereunder.  Schedule 2.2(b)-1 of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options (including if the Company Optionholder is not an employee of the Company, a description of the relationship between such Company Optionholder and the Company) whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each Company Option, the number of shares which are vested, the number of shares which are unvested, the date of grant, the vesting commencement date, the exercise price per share, the Tax status of such option under Section 422 of the Code and the plan from which such Company Option was granted. A true and correct copy of the Company Option Plans, the standard agreement under the Company Option Plans and each agreement for each Company Option that does not conform to the standard agreement under the Company Option Plans have been made available by Company to Acquirer.  All outstanding Company Options have been issued and granted in compliance with all requirements of Applicable Legal Requirements and all requirements set forth in applicable Contracts to which Company is a party or by which Company is bound.  Schedule 2.2(b)-2 of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Warrants, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant.  Except for the Company Options and Company Warrants described in Schedules 2.2(b)-1 and 2.2(b)-2 of the Company Disclosure Letter, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Shares, Company Options, Company Warrants or other Company Rights, or any Company Voting Debt or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, Contract or other Company Right.  Except as permitted by Section 1.8(a)(iv), neither the Company Option Plan, any Company Option nor any other Contract of any character to which Company is a party to or is bound relating to any security of Company that is entitled (or is exercisable into a security that is entitled) to receive the Total Initial Merger Consideration requires or otherwise provides for any accelerated vesting or exercisability of any such security in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Acquirer following the Merger or otherwise.

(c)           No Voting Arrangements or Registration Rights.  Except as set forth on Schedule 2.2(c) of the Company Disclosure Letter or as contemplated by this Agreement, there are no voting agreements applicable to any outstanding shares of Company Capital Stock or Company Options to which Company is a party or, to Knowledge of the Company, otherwise.  Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

(d)           No Voting Debt.  No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) granting its holder the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

2.3.          Authority; Noncontravention.

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company’s Board of Directors.  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).  The Board of Directors of the Company, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board of Directors of the Company, has approved and adopted this Agreement and approved the Merger, determined that this Agreement and the terms and conditions of the Merger and this Agreement are advisable and in the best interests of the Company and the Company Stockholders, and directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and unanimously recommended that all of the Company Stockholders adopt this Agreement.  The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) the holders of at least a majority of the outstanding shares of Company Common Stock (voting together as a separate voting class), (iii) the holders of at least a majority of the outstanding shares of Company Preferred Stock (voting together as a separate voting class), (iv) the holders of at least a majority of the outstanding shares of Company Series A Stock (voting together as a separate voting class), and (v) the holders of at least a majority of the outstanding shares of Company Series B Stock (voting together as a separate voting class) are the only votes of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Merger (the “Company Stockholder Approval”).  The execution of the Company Stockholder Consent by the Company Stockholders listed on Exhibit B-1 is sufficient for the Company Stockholder Approval.

(b)           The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or to the Knowledge of the Company, any of the shares of Company Capital Stock or (ii) result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Amended and Restated Certificate of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Material Contract, or (C) any Legal Requirements applicable to the Company or any Subsidiary or any of their respective material properties or assets, except in the case of clauses (ii)(B) or (C), where such violation, default, termination, cancellation or acceleration would not reasonably be expected to result in liability that is material to the Company.

(c)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company’s ability to consummate the Merger or to perform its obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

2.4.          Financial Statements.

(a)           The Company has delivered to Acquirer its audited consolidated financial statements for the years ended December 31, 2010 and 2009 and unaudited financial statements for the eight months ended August 31, 2011 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which as attached to Schedule 2.4(a) of the Company Disclosure Letter.  The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) have been prepared in accordance with GAAP (except that the unaudited Financial Statements do not contain footnotes and are subject to normal year-end adjustments which are not material in amount) applied on a consistent basis throughout the periods indicated, and (iii) fairly and accurately present the consolidated financial condition of the Company and the Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods therein specified.

(b)           Neither the Company nor any Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the Balance Sheet included in the Financial Statements as of August 31, 2011 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since August 31, 2011 (the “Company Balance Sheet Date”) in the ordinary course, consistent with past practice, which are of a type that ordinarily recur and, individually or in the aggregate, do not materially change the reported amount, (iii) those incurred by the Company in connection with the execution of this Agreement and (iv) those disclosed on Schedule 2.4(b).  Except for Liabilities reflected in the Financial Statements, the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to materially defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company.  All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP and are adequate.

(c)           The Company has established and maintains a system of internal accounting controls that are adequate and customary for private companies at the same stage of development as the Company and that provide for reasonable assurances (i) that transactions of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Board of Directors of Company, and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.  Neither the Company, any of its Subsidiaries nor Company’s independent auditors, nor to the Knowledge of the Company, any current or former employee, consultant or director of Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants directors of Company or any of its Subsidiaries, or any claim or allegation regarding any of the foregoing.

(d)           Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, executive officer or accounting personnel, employee, auditor or accountant of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls or any material inaccuracy in the Company’s financial statements.  No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board of Directors of the Company or any committee thereof or to any director or executive officer of the Company evidence of a material violation of securities laws or breach of fiduciary duty by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents.

(e)           As of the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Company Balance Sheet as required by said Statement No. 5.

(f)            Schedule 2.4(f) of the Company Disclosure Letter accurately lists all Company Debt, including, for each item of Company Debt, the Contract governing the Company Debt.

2.5.          Absence of Certain Changes.  Since the Company Balance Sheet Date, each of the Company and its Subsidiaries has conducted its business only in the ordinary course consistent with past practices, and since such date:

(a)           there has not occurred a Material Adverse Effect on the Company;

(b)           neither the Company nor any Subsidiary has made or entered into any Contract or letter of intent with respect to, or otherwise effected, any acquisition, sale, license, disposition or transfer of any material asset of the Company or any Subsidiary (other than Standard Outbound IP Agreements (as defined in Section 2.10(a)(ix) to its customers in the ordinary course of its business consistent with its past practice);

(c)           except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies or establishment of reserves) by the Company or any Subsidiary or any revaluation by the Company of any of its or any Subsidiary’s assets;

(d)           there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities;

(e)           neither the Company nor any Subsidiary has amended, renewed or terminated any Material Contract, and there has not occurred a default or breach in any material respect under any Material Contract to which the Company or any Subsidiary is a party or by which it is, or any of its material assets and properties are, bound;

(f)            there has not occurred any amendment to the Amended and Restated Certificate of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary;

(g)           except as permitted by Section 1.8(a)(iv), there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or any Subsidiary to any of its directors, officers, employees or consultants (other than increases in the ordinary course of business consistent with past practice), any adoption or modification of any Company Employee Plans (as defined in Section 2.13(a)), any material modification of any “nonqualified deferred compensation plan” within the  meaning of Section 409A of the Code and Internal Revenue Service

Notice 2005-1, or any new loans or advances or extension of existing loans or advances to any such Persons (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice), and neither the Company nor any Subsidiary has entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons, except as permitted by Section 1.8(a)(iv);

(h)           there has not occurred the execution of any Contracts, or the extension of the term of any existing Contract, with any Person in the employ or service of the Company or any Subsidiary;

(i)            there has not occurred any terminations, suspensions or resignations with respect to the management at or above the Vice President-level or other key technical or product personnel of the Company or any Subsidiary, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices involving the Company or any Subsidiary;

(j)            neither the Company nor any Subsidiary has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its material assets or properties, any Liability for borrowed money or any Liability as guarantor or surety with respect to the obligations of any other Person;

(k)           neither the Company nor any Subsidiary has paid or discharged any Encumbrance or Liability which was not shown on the Company Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date;

(l)            neither the Company nor any Subsidiary has cancelled or waived any Liabilities owed to it in excess of $25,000;

(m)          neither the Company nor any Subsidiary has made any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practice, or in an amount in excess of $25,000, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable;

(n)           neither the Company nor any Subsidiary has made any material change in the pricing of its products or services or in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(o)           there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the material assets, properties or business of the Company or any Subsidiary;

(p)           neither the Company nor any Subsidiary has sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property (as defined in Section 2.10(a)(v)) other than pursuant to Standard Outbound IP Agreements (as defined in Section 2.10(a)(ix)), or has acquired or licensed from any Person any Intellectual Property (as defined in Section 2.10(a)(iii)) other than pursuant to Standard Inbound IP Agreements (as defined in Section 2.10(a)(viii)) or sold, disposed of, transferred or provided a copy of any Company Source Code (as defined in Section 2.10(a)(xi)) to any Person; and

(q)           there has not occurred any entry into any Contract by the Company or any Subsidiary to do any of the things described in the preceding clauses (a) through (o) (other than negotiations and agreements with Acquirer and its representatives regarding the transactions contemplated by this Agreement).

2.6.          Litigation.  There is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation pending before any Governmental Entity (a “Legal Proceeding”), or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary or any of their respective material assets or properties or any of their respective directors, officers or employees (solely in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries).  There is no judgment, decree, injunction or order against the Company or any Subsidiary, any of their respective material assets or properties, or, to the Knowledge of the Company, any of their respective directors, officers or employees (solely in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries).  Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.

2.7.          Restrictions on Business Activities.  There is no Contract, judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or would reasonably be expected to have the effect of materially prohibiting, restricting or impairing any current business practice of the Company or any Subsidiary, any material acquisition of property by the Company or any Subsidiary or the conduct or operation of the Business, to sell, license or otherwise distribute the Company’s services or products in any market or geographic area, or to compete with any Person.

2.8.          Compliance with Laws; Governmental Permits.

(a)           Each of the Company and each Subsidiary has complied in all material respects with, is not in material violation of, and has not received any written notices of a material violation with respect to, any Legal Requirement with respect to the conduct of the Business or the ownership or operation of the Business.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any director, officer, Affiliate or employee thereof (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

(b)           Each of the Company and each Subsidiary has obtained each material federal, national, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect.  Neither the Company nor any Subsidiary has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible material violation of law or any Company Authorization or any failure to comply in any material respect with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization.  None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

2.9.          Title to, Condition and Sufficiency of Assets.

(a)           Each of the Company and each Subsidiary has good and valid title to all of their respective material properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances, (ii) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) Encumbrances securing indebtedness that is reflected on the Company Balance Sheet.  Notwithstanding the foregoing, the representations in this Section 2.9(a) do not apply to Company Intellectual Property, which are covered by the representations in Section 2.10.  Schedule 2.9(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary.  Neither the Company nor any Subsidiary currently owns any real property.

(b)           The assets owned or leased by the Company and each of its Subsidiaries constitute all of the assets that are necessary to conduct, operate, and continue the Business. Notwithstanding the foregoing, the representation in this Section 2.9(b) does not apply to Company Intellectual Property, which is covered by the representations in Section 2.10.

2.10.        Intellectual Property.

(a)           As used in this Agreement, the following terms shall have the meanings indicated below:

(i)            “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all other rights in inventions and discoveries anywhere in the world (including rights in invention disclosures); common law and statutory rights associated with trade secrets, confidential and proprietary information, and know how; industrial designs and any registrations and applications therefor; trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items; Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses; copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto; and moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(ii)           “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or of any Intellectual Property Rights in any form and embodied in any media.

(iii)          “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.

(iv)          “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned by or exclusively licensed to the Company or any Subsidiary.

(v)           “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed to the Company or any Subsidiary.

(vi)          “Company Intellectual Property Agreements” means any Contract to which the Company or any Subsidiary is a party or is otherwise bound and (A) pursuant to which the Company or any Subsidiary has granted to a third party any rights with respect to any Company Intellectual Property or licensed from a third party any Third Party Intellectual Property, or (B) that otherwise governs any Company Intellectual Property.

(vii)         “Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property Right that is the subject of an application or has been registered, filed with, or recorded by any governmental authority and that is owned by, registered or filed in the name of, the Company or any of its Subsidiaries.

(viii)        “Standard Inbound IP Agreements” means (i) non-disclosure agreements entered into by the Company or a Subsidiary in the ordinary course of its business, consistent with past practice (each a “Standard NDA”), granting to the Company a limited right to use a third party’s confidential information, and (ii) “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with or used in the development or provision of the Company Products and that had an individual acquisition cost of $15,000 or less.

(ix)           “Standard Outbound IP Agreements” means (i) Standard NDAs, granting to a third party a limited right to use the Company’s confidential information, and (ii) non-exclusive object code licenses of Company Products granted by the Company or a Subsidiary in the ordinary course of its business consistent with past practice on terms that do not materially deviate from its standard unmodified form of customer agreement (a copy of which has been provided to Acquirer’s counsel).

(x)            “Third Party Intellectual Property” means any and all Intellectual Property that is owned by a third party.

(xi)           “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

(xii)          “Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(b)                                 The Company and its Subsidiaries own or have the valid right or license to use and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of, all Intellectual Property used in, necessary to or that would be infringed by the conduct of the Business.  The Company Intellectual Property is sufficient for the conduct of the Business.

(c)                                  Neither the Company nor any Subsidiary has transferred ownership of, or agreed to transfer ownership of, any Intellectual Property that is or was Company-Owned Intellectual Property, to any third party.  Neither the Company nor any Subsidiary has permitted the Company’s rights in any Intellectual Property that is or was Company-Owned Intellectual Property to enter the public domain or, with respect to any Intellectual Property Rights for which the Company or its Subsidiaries have submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

(d)                                 The Company and its Subsidiaries own and have good and exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).  After the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable and licensable by the Surviving Corporation without restriction and without payment of any kind to any third party (other than requirements under applicable laws to file documents with and pay fees to any copyright or patent office or offices of other Government Authorities to record the transfer of Company-Owned Intellectual Property).  The right, license and interest of the Company or a Subsidiary in and to all Third Party Intellectual Property are free and clear of all Encumbrances (other than restrictions on the use of such Third Party Intellectual Property contained in the applicable written license agreements with such Third Parties and Permitted Encumbrances).

(e)                                  Schedule 2.10(e)(i) of the Company Disclosure Letter lists all Company Products by name (including services).  Schedule 2.10(e)(ii) of the Company Disclosure Letter lists all Third Party Intellectual Property that is incorporated into, integrated into, or bundled with any of the Company Products (including any Third Party Intellectual Property used to provide any Company Products that are services) and identifies (i) the applicable Contract under which such Third Party Intellectual Property is licensed to Company or a Subsidiary and (ii) the Company Product(s) into or with which such Third Party Intellectual Property is incorporated, integrated, or bundled.

(f)                                    Schedule 2.10(f) of the Company Disclosure Letter lists (i) all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; (ii) all actions that are required to be taken by the Company or its Subsidiaries within 120 days of the Agreement Date with respect to any of the Company Registered Intellectual Property for the purposes of obtaining, maintaining, perfecting or preserving or renewing any such Company Registered Intellectual Property; and (iii) any proceedings or actions before any court or tribunal anywhere in the world related to any of the Company Registered Intellectual Property (other than examination proceedings before the United States Patent and Trademark Office (“PTO”) and other similar Governmental Entities in connection with the prosecution of applications for such Company Registered Intellectual Property).

(g)                                 Each item of Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid (or in the case of applications, applied for) and, except as disclosed in Schedule 2.10(f), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein.  Without limiting the foregoing, the Company and its Subsidiaries have complied with the duty of candor and disclosure to the PTO and any relevant foreign patent office with respect to all patent applications filed by or on behalf of the Company or any Subsidiary (the “Patent Applications”) and have made no material misrepresentation in the Patent Applications.

(h)                               With respect to the Company Intellectual Property Agreements:

(i)                                     Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Company Intellectual Property Agreement and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any Company Intellectual Property Agreement, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing.

(ii)                                  Following the Closing, the Company (as wholly owned by Acquirer) will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under the Company Intellectual Property Agreements to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Subsidiary would otherwise be required to pay and fees paid to any copyright or patent office or offices of other Government Authorities to record the transfer or assignment of Company-Owned Intellectual Property.

(iii)                               None of the Company Intellectual Property Agreements grants to any third party exclusive rights to or under any Company Intellectual Property.

(iv)                              None of the Company Intellectual Property Agreements grants to any third party the right to sublicense any Company Intellectual Property.

(v)                                 To the Knowledge of the Company, there are no disputes regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder.

(i)                                   The consummation of the transactions contemplated by this Agreement will not, pursuant to any Contract to which the Company or any of its Subsidiaries is a party or to which it is bound, result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by or licensed to Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or (iii) Acquirer or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(j)                                     There are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned Intellectual Property by the Company or any Subsidiary.

(k)                                  To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party.  Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right or breach of any Company Intellectual Property Agreement.

(l)                                     Neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any written notice or, to the Knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right.  Neither the Company nor any Subsidiary has received any written communication that involves an offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party.

(m)                               The Company and its Subsidiaries are not infringing, misappropriating or violating and have not infringed, misappropriated or violated the Intellectual Property Rights of any third party.  In addition, the operation of the Business, including (i) the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process used in the Business has not infringed, misappropriated, or violated, does not and will not, as currently conducted or as currently proposed to be conducted by the Company, infringe, misappropriate, or violate the Intellectual Property Rights of any third party, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the Business is infringing, misappropriating, or violating, or has infringed, misappropriated, or violated, any Intellectual Property Right of a third party.

(n)                                 No Company-Owned Intellectual Property or Company Product is subject to any proceeding, outstanding decree, order, judgment, settlement agreement, or stipulation that restricts  in any manner the use, transfer, or licensing thereof by the Company or any Subsidiary, or which may affect the validity (other than examination proceedings before the PTO and other similar Governmental Entities in connection with the prosecution of pending applications for Company Registered Intellectual Property), use or enforceability of any such Company-Owned Intellectual Property.

(o)                                 Neither the Company nor any Subsidiary has received any opinion of counsel that any Company Product or the operation of the Business does or does not infringe, misappropriate, or violate any Intellectual Property Right of a third party or that any Intellectual Property Right of a third party is invalid or unenforceable.

(p)                                 Each of the Company and each Subsidiary has secured from all consultants, employees and independent contractors and any other Person who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary (each, an “Author”) unencumbered and unrestricted exclusive ownership of all of each such Author’s Intellectual Property Rights in such contribution that the

Company or any Subsidiary does not already own by operation of law and has obtained a waiver from each such Author of any non-assignable rights, other than reversionary rights under 17 U.S.C. §203 and non-waivable moral rights.  No such Author has retained any rights, licenses, claims or interest with respect to any Intellectual Property developed by such Author or the Company or any Subsidiary, other than reversionary rights under 17 U.S.C. §203 and non-waivable moral rights.

(q)                                 To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary:  (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(r)                                    The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (other than such Company-Owned Confidential Information that the Company has chosen to release or disclose, in its reasonable business judgment, on a non-confidential basis, including those disclosed by the Company’s pursuant to published patent applications and copyright registrations) or provided by any third party to the Company that remains subject to a confidentiality obligation on the part of the Company (“Confidential Information”).  All current and former employees and contractors of the Company and its Subsidiaries and any third party having access to Confidential Information have executed and delivered to the Company a written agreement regarding the protection of such Confidential Information.  The Company has not breached any confidentiality obligations that the Company has with its customers, with respect to Confidential Information received by the Company from its customer.

(s)                                  Schedule 2.10(s) of the Company Disclosure Letter lists all software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) and that is used by the Company or any Subsidiary, and identifies for each item of Open Source Materials (i) the source from which the item was obtained, including any applicable URLs; (ii) the applicable open source license; (iii) whether the item is incorporated into or distributed with any Company Products, and if so, the applicable Company Products; (iv) and whether or not the item was modified by the Company or any Subsidiary. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials.

(t)                                    Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Intellectual Property or Company Products; (ii) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company or such Subsidiary with respect to any Company Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(u)                                 All Company Products (including services) sold, licensed, leased or delivered by the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, and express and implied warranties (to the extent not subject to legally effective express exclusions thereof).  Neither the Company nor any Subsidiary has any Liability (and, to the Knowledge of the Company and any Subsidiary, there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(v)                                 Neither the Company, any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any third party, agreed or obligated itself to disclose, deliver or license to any third party, or permitted the disclosure or delivery to any escrow agent or other third party of, any Company Source Code.

(w)                               No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any third party of any Company Source Code.  Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will, pursuant to any Contract to which the Company or any of its Subsidiaries is a party or to which it is bound, result in a release from escrow, or other delivery, to a third party of any Company Source Code.

(x)                                   Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any third party any license or right to any Company-Owned Intellectual Property by virtue of Company’s or any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar standards setting organization.

(y)                                 The Company and each Subsidiary have complied with all applicable Legal Requirements and their respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by or provided to the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary.  No claims have been asserted or, to the Knowledge of the Company and its Subsidiaries, are threatened against the Company or any of its Subsidiaries by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under the privacy policies of the Company or its Subsidiaries.  To the Knowledge of the Company or any of its Subsidiaries, there has been no unauthorized access to or other misuse of personally identifiable information. The execution, delivery and performance of this Agreement, will comply with all applicable Legal Requirements relating to privacy and with the Company’s and each Subsidiary’s privacy policies.  Neither the Company nor any Subsidiary has received a written (or, to its Knowledge, oral) complaint regarding the Company’s collection, use or disclosure of personally identifiable information.

(z)                                   To the Knowledge of the Company, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to Confidential Information, including personally identifiable information in the Company’s possession, custody or control.

(aa)                            Schedule 2.10(aa) of the Company Disclosure Letter contains a complete list of all third party software development tools used by the Company or any of its Subsidiaries in the Business (the “Third Party Development Tools”) and the corresponding license agreement.

(bb)                          None of the Company Products: (i) contains hidden files, viruses, time bombs, Trojan horses, or other malicious code or files designed to interrupt, destroy, or limit the functionality of any computer software or hardware, or (ii) contains back doors, trap doors or other similar code designed to allow access into any computer software or hardware without going through normal built-in security checks and logs, but excluding in each case license key registration, activation and control mechanisms.

2.11.                      Environmental Matters.

(a)                                  As used in this Agreement, the following terms shall have the meanings indicated below:

(i)                                     “Environmental and Safety Laws” shall mean any federal, national, foreign, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

(ii)                                  “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

(iii)                               “Property” shall mean all real property leased or owned by the Company or any Subsidiary either currently or in the past.

(iv)                              “Facilities” shall mean all buildings and improvements on the Property.

(b)                                 (i) All Hazardous Materials and wastes of the Company or any Subsidiary have been disposed of in accordance in all material respects with all Environmental and Safety Laws; (ii) neither the Company nor any Subsidiary has received any written notice of any material noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iii) no written notices or Legal Proceedings are pending or, to the Knowledge of the Company, threatened, relating to an actual or alleged material violation of any applicable Environmental and Safety Laws by the Company or any Subsidiary; (iv) neither the Company nor any Subsidiary is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date; (v) to the Knowledge of the Company, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; and (vi) the Facilities and the Company’s and each Subsidiary’s uses and activities therein have at all times materially complied with all Environmental and Safety Laws.

2.12.                      Taxes.

(a)                                  The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have timely paid all

Taxes whether or not shown on any Tax Return.  All Tax Returns were complete and accurate in all material respects and have been prepared in compliance with all applicable Legal Requirements.  The Company has delivered to Acquirer correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries.

(b)                                 The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date.  Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date.  The Company has no Liability for unpaid Taxes for any period (or portions of any period) prior to, or through the Closing Date that is not included in the calculation of Company Net Working Capital.

(c)                                  There is (i) no claim for Taxes being asserted against the Company or any Subsidiary that has resulted in a lien against the property of the Company or any Subsidiary other than liens for Taxes not yet due and payable, (ii) to the Knowledge of the Company, no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed.  No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.  The Company does not have a “permanent establishment” in any foreign country, as such term is defined in any applicable tax treaty or convention between the United States and such foreign country.

(d)                                 Neither the Company nor any Subsidiary will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(e)                                  Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any Liability or potential Liability to another party under any such agreement.

(f)                                    Each of the Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(g)                                 Neither the Company nor any Subsidiary has consummated or participated in, and none of them are currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder.  Neither the Company nor any Subsidiary has participated in, nor are any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(h)                                 Neither the Company nor any Subsidiary or any predecessor of the Company or any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(i)                                     Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(j)                                     The Company for itself and for each Subsidiary has disclosed in Schedule 2.12(j) of the Company Disclosure Letter the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations.

(k)                                  Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code.

(l)                                     Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m)                               Each of the Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

(n)                                 The Company for itself and for its Subsidiaries has provided to the Acquirer all documentation relating to any applicable Tax holidays or incentives.  The Company and its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transaction contemplated in this Agreement.

(o)                                 Neither the Company nor any Subsidiary is nor have any of them ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(p)                                 Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(q)                                 Each of the Company and each Subsidiary has complied (and until the Closing will comply) with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(r)                                    There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate (as defined below) to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).  Schedule 2.12(r) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date.

(s)                                  Schedule 2.12(s) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party.  Each such nonqualified deferred compensation plan to which the Company or its Subsidiaries is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements.  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(t)                                    The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor the Acquirer has incurred or will incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Company Options.

2.13.                      Employee Benefit Plans and Employee Matters.

(a)                                  Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company or its Subsidiaries and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Option Plan, all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any of its Subsidiaries of greater than $1,000 remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or such Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).  Correct and complete copies of all material documentation relating to the Company Employee Plans have been provided to Acquirer prior to the Agreement Date.

(b)                                 None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus

Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA.  To the Knowledge of the Company, there has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan.  Each Company Employee Plan has been administered in accordance with its terms and in substantial compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no Knowledge of any default or violation by any other party to, any of the Company Employee Plans.  No Company Employee Plan is covered by, and neither the Company nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary administrative expenses typically incurred in a termination event).  No suit, administrative proceeding, action, litigation or claim has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(c)                                  Neither the Company nor current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(d)                                 Neither the Company nor ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(e)                                  Each Company Employee Plan sponsored, maintained or contributed to under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 2.13(e) of the Company Disclosure Letter.  Each Foreign Plan, is in compliance with its terms and the provisions of the Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any Liability with respect to such Foreign Plan, and (vii) except as required by applicable Legal Requirements, no condition exists that would prevent the Company from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company balance sheet and any normal and reasonable expenses typically incurred in a termination event.

(f)                                    Each of the Company and its Subsidiaries is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.  Each of the Company and its Subsidiaries has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing.  Each of the Company and its Subsidiaries has maintained adequate up-to-date records regarding the service of its employees and has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants.  Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  There is no litigation or controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees or any trade union or other organization formed for a similar purpose or any other employee representative(s), which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or governmental investigation and, to the Knowledge of the Company, there are no circumstances which are likely to give rise to such litigation or controversies.

(g)                                 Schedule 2.13(g) of the Company Disclosure Letter sets forth a true, correct and complete list as of the Agreement Date of all severance Contracts and employment Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.  Neither the Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.13(g) of the Company Disclosure Letter.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any duty to bargain with any labor organization.  There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has Knowledge of any activities or proceedings of any labor union or to organize their respective employees.  There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries.  Neither the Company, any Subsidiary of the Company, nor to the Knowledge of the Company any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company, threatened.

(h)                                 To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others.  Except as set forth on Schedule 2.13(h) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries has given notice to the Company or such Subsidiary or is under a notice of dismissal, nor does the Company or such Subsidiary otherwise have knowledge, that any such employee intends to terminate his or her employment with the Company or such Subsidiary.  The employment of the employees of the Company or any of its Subsidiaries is “at will” and neither the Company nor any of its Subsidiaries has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Schedule 2.13(h) of the Company Disclosure Letter.  As of the date hereof, neither the Company nor any of its Subsidiaries has (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or such Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or such Subsidiary of any terms or conditions of employment with Acquirer following the Closing Date.

(i)                                     Schedule 2.13(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, and employees of the Company, showing each such person’s name, position, annual base salary, target bonus and target commissions, status as exempt/non-exempt, for the current fiscal year and the most recently completed fiscal year.

(j)                                     The Company has provided to Acquirer a true, correct and complete list of all of its consultants, advisory board members and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

(k)                                  The Company has provided to Acquirer’s counsel true, correct and complete copies of each of the following: all forms of offer letters; all forms of employment agreements and severance agreements; all forms of services agreements and agreements with current and former consultants and/or advisory board members; all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company (and a true, correct and complete list of employees, consultants and/or others not subject thereto); the most current management organization chart(s); all agreements and/or insurance binders, which insurance binders shall provide a complete and correct summary of the underlying insurance policies, providing for the indemnification of any officers or directors of the Company and a summary of Liability for termination payments to current and former directors, officers and employees of the Company.

(l)                                     The Company has delivered to Acquirer true and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession with respect to any unvested securities or other property issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.

(m)                               Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise), except as permitted by Section 1.8(a)(iv), becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person. No amount paid or payable by the Company in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999 or will not be deductible by the Company by reason of Code Section 280G.

2.14.                      Interested Party Transactions.  None of the officers and directors of the Company or any Subsidiary and, to the Knowledge of the Company, none of the employees or stockholders of the Company or any Subsidiary, nor any immediate family member of an officer, director, employee or stockholder of the Company or any Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded and except for normal compensation for services as an officer, director or employee thereof (including equity grants) and standards forms of confidentiality and invention assignment agreements).  To the Knowledge of the Company, none of such officers, directors, employees, stockholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of stockholders under applicable Legal Requirements.

2.15.                        Insurance.  The Company and its Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance.  There have been no claims in excess of $50,000 made under such policies and bonds during the last three fiscal years.  There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in material compliance with the terms of such policies and bonds.  All such policies and bonds remain in full force and effect and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16.                        Books and Records.  The Company has made available to Acquirer the minute books containing all records of all proceedings, consents, actions and meetings of board of directors and/or any committees thereof or stockholders of Company and its Subsidiaries.  The minute books of Company and its Subsidiaries made available to Acquirer contain a complete and accurate summary in all material respects of all meetings of directors and stockholders or actions by written consent of Company and its Subsidiaries that have occurred since inception.  All actions that require approval of the board of directors and/or committees thereof or stockholders of Company and its Subsidiaries have been duly approved, as necessary, by the boards of directors and/or committees thereof and stockholders of Company and its Subsidiaries in accordance with Delaware Law and other applicable corporate law.

2.17.                        Material Contracts.

(a)                                  Except for this Agreement and the Contracts specifically identified in Schedule 2.17 of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each a “Material Contract”):

(i)                                     any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract pursuant to which any Person has a right to market, resell or distribute any Company Products (each a “Reseller Agreement”);

(ii)                                  any continuing Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets, other than Standard Inbound IP Agreements, Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(ix) or (x) of the Company Disclosure Letter;

(iii)                               any Contract that expires or may be renewed at the option of any Person other than the Company or any Subsidiary so as to expire more than one (1) year after the date of this Agreement other than a Contract which is terminable for any reason by the Company or any Subsidiary within one (1) year after the date of this Agreement and other than Standard Inbound IP Agreements, Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(ix) or (x) of the Company Disclosure Letter and standard “click-through” customer contracts in the ordinary course of business;

(iv)                              any mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging, forward, swap or other derivative arrangement, or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v)                                 any Contract providing for capital expenditures in excess of $50,000 in the aggregate;

(vi)                              any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the freedom of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(vii)                           any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;

(viii)                        any Contract of guarantee, indemnification, surety or assumption with respect to, the Liabilities or indebtedness of any other Person other than Intellectual Property Rights and other indemnities granted by the Company or any Subsidiary under Standard Inbound IP Agreements and Standard Outbound IP Agreements;

(ix)                                other than Standard Outbound IP Agreements, all licenses, sublicenses and other Contracts pursuant to which any Person is granted any rights to Company Intellectual Property or pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property;

(x)                                   other than Standard Inbound IP Agreements, all licenses, sublicenses and other Contracts pursuant to which the Company or any Subsidiary acquired or is granted any rights to Third Party Intellectual Property or pursuant to which the Company or any Subsidiary is granted the right to market, resell or distribute any products, technology or services of any Person;

(xi)                                any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary, other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Acquirer’s counsel;

(xii)                             any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;

(xiii)                          (A) any joint venture Contract, (B) other than Reseller Agreements, any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $25,000 per annum;

(xiv)                         any Company Product warranty, other than standard warranties of Company or any Subsidiary included in the packaging of Company Products and warranties granted under Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(ix) of the Company Disclosure Letter;

(xv)                            any Contract under which the Company or any Subsidiary provides any advice or services, consulting, professional services, software implementation, deployment or development services, or support services to any third party, other than standard technical support services for Company Products;

(xvi)                         any Contract with any investment banker, broker, advisor or similar party retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xvii)                      any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or material assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;

(xviii)                   any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor (each a “Government Contract”);

(xix)                           any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or a Subsidiary in the ordinary course of business consistent with past practice;

(xx)                              any settlement agreement;

(xxi)                           any Contract with any labor union or any collective bargaining agreement or similar agreement with its employees; or

(xxii)                        any other Contract or obligation not listed in clauses (i) through (xxi) that is otherwise material to the Company or its Subsidiaries or their respective businesses, operations, financial condition, properties or assets (other than non-disclosure or similar agreements in the standard form provided to Acquirer).

(b)                                 All Material Contracts are in written form.  The Company or the applicable Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract.  Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.  There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice or the lapse of time, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract.  Neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract.  Neither the Company nor any of its

Subsidiaries has any Liability for renegotiation of Government Contracts.  Correct and complete copies of all Material Contracts (including all amendments thereto) have been provided to Acquirer prior to the Agreement Date.

(c)                                  Neither the Company nor any Subsidiary will have any Liabilities of a type required to be set forth on a balance sheet as of the Closing Date or expensed in the Company’s consolidated statement of operations under GAAP that arise from the “most favored nation” provisions or similar warranties guaranteeing the favorability of the Company’s pricing or other terms and conditions (“MFN Provisions”) under any agreements with its licensees in effect as of the Closing (such agreements collectively referred to herein as “MFN Contracts”).

2.18.                        Transaction Fees.  Neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party other than to Jefferies & Company, Inc. in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

2.19.                        Representations Complete.  None of the representations and warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or, to the Knowledge of the Company, omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer represents and warrants to the Company as follows:

3.1.                              Organization and Standing.  Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Neither Acquirer nor Merger Sub is in violation of any of the provisions of its Restated Certificate of Incorporation or Bylaws.   Each of Acquirer and Merger Sub is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on Acquirer or Merger Sub, respectively.

3.2.                              Authority; Noncontravention.

(a)                                  Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub.  This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)                                 The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Restated Certificate of Incorporation or Bylaws of Acquirer, in each case as amended to date, or (ii) any applicable Legal Requirement, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)                                  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquirer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.4, and (ii) such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.3.                              Sufficiency of Funds.  Acquirer will have, as of the Closing Date, sufficient funds available to consummate the transactions contemplated by, and to perform its obligations under, this Agreement.  Acquirer acknowledges and agrees that Acquirer’s performance of its obligations under this Agreement is not in any way contingent upon the availability of financing to Acquirer.

3.4.                              Litigation.  Except as disclosed in the Acquirer SEC Reports, as of the Agreement Date, there is no litigation pending or, to Acquirer’s knowledge, threatened against Acquirer, which if adversely determined, individually or in the aggregate, would prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

3.5.                              No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.6.                              Transaction Fees.  Acquirer is not obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

ARTICLE 4
CONDUCT PRIOR TO THE CLOSING DATE

4.1.                              Conduct of Business of the Company and Subsidiaries.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(a)                                  the Company shall, and shall cause each Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer, such consent not to be unreasonably withheld, conditioned or delayed) and in compliance with all applicable Legal Requirements;

(b)                                 the Company shall, and shall cause each Subsidiary to, (A) pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes, (B) pay or perform its other obligations when due, subject to good faith disputes over such obligations, (C) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (D) sell Company products consistent with past practices as to license, service and maintenance terms, incentive programs, and (E) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, and licensees, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c)                                  the Company shall promptly notify Acquirer of any material change, occurrence or event not in the ordinary course of its or any Subsidiary’s business, or of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to closing set forth in Article 6 not to be satisfied; and

(d)                                 the Company shall, and shall cause each Subsidiary to, assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract to lapse or terminate by its terms.

4.2.                              Restrictions on Conduct of Business of the Company and Subsidiaries.  Without limiting the generality or effect of the provisions of Section 4.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer, such consent not to be unreasonably withheld, conditioned or delayed):

(a)                                  Charter Documents.  Cause or permit any amendments to its Amended and Restated Certificate of Incorporation or Bylaws or equivalent organizational or governing documents;

(b)                                 Dividends.  Declare or pay any dividends on or make any other distributions (other than cash dividends or distributions) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(c)                                  Material Contracts.  Enter into any Contract that would constitute a Material Contract (other than customer contracts in the ordinary course of business) or violate, terminate, amend, or otherwise materially modify or waive any of the material terms of any of its Material Contracts;

(d)                                 Issuance of Securities.  Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than:  (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date; and (ii) the repurchase of any shares of Company Common Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(e)                                  Employees; Consultants; Independent Contractors.  (i) Hire any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company or any Subsidiary, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements);

(f)                                    Loans and Investments.  (A) Make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person (other than ordinary course funding to its existing Subsidiaries in order to fund operations in amounts consistent with past practice), or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money, or (B) incur any indebtedness for borrowed money or guarantee any such indebtedness in excess of $25,000;

(g)                                 Intellectual Property.  Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company IP Rights (other than under Standard Inbound IP Agreements or Standard Outbound IP Agreements), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis, consistent with past practices);

(h)                                 Exclusive Rights and Most Favored Party Provisions.  Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of its products, technology, Intellectual Property or business, or containing any non-competition covenants or other restrictions relating to its or Acquirer’s business activities unless such agreements are terminable within 30 days by the Company;

(i)                                     Dispositions; Acquisitions.  (A) Sell, lease, license or otherwise dispose of any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing, or (B) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries’ business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(j)                                     Leases.  Enter into operating leases or similar transactions with a value in excess of $50,000 in the aggregate;

(k)                                  Payment of Obligations.  Pay, discharge or satisfy any claim or Liability arising otherwise than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice;

(l)                                     Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements in excess of $20,000 individually or $75,000 in the aggregate;

(m)                               Insurance.  Except for the D&O Tail Policy, materially change the amount of any insurance coverage;

(n)                                 Termination or Waiver.  Cancel, release or waive any material claims or rights held by it;

(o)                                 Employee Benefit Plans; Pay Increases.  Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under applicable Legal Requirements, pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquirer and are set forth on Schedule 4.2(o) of the Company Disclosure Letter);

(p)                                 Severance Arrangements.  Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, except as permitted by Section 1.8(a)(iv), to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q)                                 Lawsuits; Settlements.  (i) Commence a lawsuit other than for the routine collection of bills or for a breach of this Agreement, or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute (except where the amount in controversy does not exceed $25,000 and does not involve injunctive or other equitable relief);

(r)                                    Accounting; Taxes.  (A) Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants, or (B) make or change any election in respect of Taxes (except as required by applicable Legal Requirements), file any federal, state or foreign income Tax Return or any other material Tax Return, file any amendment to a federal, state or foreign income Tax Return or any other material Tax Return, adopt or change any accounting method in respect of Taxes, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(s)                                  Real Property; Encumbrances.  Enter into any agreement for the purchase or sale of any real property, or lease of any real property in excess of $25,000 or place or allow the creation of any Encumbrance (other than Permitted Encumbrances) on any of its material properties;

(t)                                    Warranties, Discounts.  Materially change the manner in which it provides warranties, discounts or credits to customers, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(u)                                 Customer Agreements.  Enter into a new customer agreement or renew any existing customer agreement;

(v)                                 Interested Party Transactions.  Enter into any Contract in which any officer, director, employee, agent or stockholder of the Company (or any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the Agreement Date, would require that such Contract be listed on Schedule 2.14 of the Company Disclosure Letter; and

(w)                               Other.  Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (v) in this Section 4.2.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1.                              Stockholder Approval and Board Recommendation.

(a)                                  The Company shall take all action necessary in accordance with this Agreement, Delaware Law, its Amended and Restated Certificate of Incorporation and its Bylaws to secure the Company Stockholder Approval.  The Company’s obligation to secure the Company Stockholder Approval in accordance with this Section 5.1(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal or in the event that the Company Board withholds, withdraws, amends or modifies its recommendation to the Company Stockholders in favor of the Company Stockholder Approval.  The Company shall exercise commercially reasonable efforts to obtain an executed Company Stockholder Consent from each Company Stockholder not listed in Exhibit B-1.  Promptly upon receipt of the executed Company Stockholder Consent from sufficient Company Stockholders to secure the Company Stockholder Approval, the Company shall deliver copies thereof to Acquirer.

(b)                                 (i) The Company’s Board of Directors shall unanimously recommend that the Company’s stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Stockholder Consent; (ii) any information statement or other disclosure document distributed to the Company’s stockholders in connection with this transaction shall include a statement to the effect that the Company’s Board of Directors has unanimously recommended that the Company’s stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Stockholder Consent (such document, the “Information Statement”); and (iii) neither the Company’s Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Company’s Board of Directors that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement.

5.2.                              No Solicitation.

(a)                                  From and after the date of this Agreement until the Closing or termination of this Agreement pursuant to Article 7, neither the Company nor any of its Subsidiaries will, nor will any of them authorize or permit any of their respective officers, directors, affiliates, stockholders or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, or knowingly facilitate the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) enter into any other transaction or series of transactions not in the ordinary course of the Company’s business, the consummation of which could reasonably be expected to impede, materially interfere with, prevent or materially delay the Merger.  Each of the Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal.  If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Company Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

“Acquisition Proposal” shall mean, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company or any of its Subsidiaries, or from the Company Stockholders, by any Person or Group (as hereinafter defined) of more than a 50% interest in the total outstanding voting securities of Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 50% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 50% of the assets of the Company and its Subsidiaries in any single transaction or series of related transactions; or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

(b)                                 The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company and/or any Subsidiary (or, to the Knowledge of the Company, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for nonpublic information relating to the Company or any Subsidiary or for access to any of the properties, books or records of the Company or any Subsidiary by any Person or Persons other than Acquirer.  Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request.  The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

5.3.                              Confidentiality; Public Disclosure.

(a)                                  The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement dated June 23, 2011 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms.  The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto.

(b)                                 The Company shall not, and the Company shall cause each Subsidiary and each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby without the prior written approval of Acquirer, unless required by law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement.  Notwithstanding anything herein or in the Confidentiality Agreement, Acquirer and the Company shall mutually agree on the content of the joint press release announcing the Merger and thereafter Acquirer may make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquirer may determine is reasonably appropriate.

5.4.                              Reasonable Efforts.  Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article 6, and including to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.5.                              Third Party Consents; Notices.

(a)                                  The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b) of the Company Disclosure Letter if entered into prior to the Agreement Date).  The Company shall terminate prior to the Closing, and deliver evidence of such termination to Acquirer at or prior to the Closing, all of the Contracts listed or described on Exhibit H-2 hereto and to amend prior to the Closing, and deliver evidence of such amendment to Acquirer at or prior to the Closing, all of the Contracts listed or described on Exhibit H-3 hereto.

(b)                                 The Company shall give all notices and other information required to be given to the employees of the Company or any Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Subsidiary, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.6.                              Litigation.  The Company will (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it or any of its Subsidiaries, or known by the Company to be threatened against the Company, any of its Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7.                              Access to Information.  During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall afford Acquirer and its accountants, counsel and other representatives, reasonable access during business hours to (a) all of the Company’s and each of its Subsidiaries’ properties, books, Contracts and records and (b) all other information concerning the business, properties and personnel of the Company or any of its Subsidiaries as Acquirer may reasonably request.

5.8.                              Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by the party incurring such expense; provided, however, that if the Merger is consummated, Acquirer shall pay all Transaction Expenses that remain unpaid as of immediately prior to the Effective Time; provided, further, that all such Transaction Expenses shall be taken into account in the calculation of the Total Initial Merger Consideration according to the definition of such term.

5.9.                              Employees and Contractors.

(a)                                  With respect to any employee of the Company or its Subsidiaries who receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall reasonably assist Acquirer with its efforts to enter into Employment Documents with such employee as soon as practicable after the date hereof and in any event prior to the Closing Date.  Notwithstanding any of the foregoing, neither Acquirer nor Merger Sub (including the Surviving Corporation) shall have any obligation to make an offer of employment to any employee of the Company (other than the Employment Documents previously extended to and executed by the Key Employees on the Agreement Date).  With respect to matters described in this Section 5.9, the Company will not, and shall cause each of its Subsidiaries not to, send any notices or other communication materials to any of their respective employees that may adversely affect Acquirer’s attempt to hire or retain such employees without Acquirer’s prior written consent.

(b)                                 As promptly as reasonably practicable after the Effective Time, Acquirer shall, or shall cause the Surviving Corporation to, enroll the employees of the Company who continue as employees of Acquirer or the Surviving Corporation (each a “Continuing Employee”) in Acquirer’s employee benefit plans for which such employees are eligible (the “Acquirer Benefit Plans”), on substantially similar terms applicable to employees of Acquirer who are similarly situated based on levels of responsibility, to the extent permitted by the terms of the applicable Acquirer Benefit Plans.  Acquirer shall, or shall cause the Surviving Corporation to, recognize the prior service with the Company of each of the Continuing Employees for purposes of initial eligibility only, under the Acquirer Benefit Plans,, to the extent permitted by the terms of, the applicable Acquirer Benefit Plans.  To the extent Acquirer is permitted by Law and the terms of the applicable Acquirer Benefit Plan, Acquirer shall, or shall cause the Surviving Corporation to, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees under any Acquirer Benefit Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied as of the Closing Date under any welfare benefit plan maintained for such employees immediately prior to the Closing Date. Notwithstanding anything herein to the contrary, this Section 5.9(b) shall not operate to (a) duplicate any benefit provided to any Continuing Employee or to fund any such benefit, (b) require Acquirer or its subsidiaries or affiliates or any Acquirer Benefit Plan or trust related thereto to pay for any benefits that relate to any time period prior to the Continuing Employees’ participation in the Acquirer Benefit Plans, (c) require Acquirer to continue to maintain any employee benefit plan in effect following the Effective Time for Acquirer’s employees, including the Continuing Employees, or (d) be construed to mean the employment of the Continuing Employees is not terminable by Acquirer at will at any time, with or without cause, for any reason or no reason.

(c)                                  The Company shall use commercially reasonable efforts to retain each Person specified on Schedule 5.9(c) (the “Specified Contractors”) and to cause such Specified Contractors to enter into a contractor agreement with Acquirer (or its designee) prior to the Closing.  Unless otherwise agreed in writing by Acquirer, the Company shall cause the relationships of each consultant or independent contractor with the Company and each Subsidiary who are not Specified Contractors to be terminated at or prior to the Closing and Company Options held by such Persons to be terminated in accordance with their terms at the time of such termination.

5.10.                        Confirmatory Intellectual Property Assignments.  The Company shall obtain confirmatory assignments of Intellectual Property from all of its current and former employees and independent contractors and consultants identified on Schedule 5.10 in each case in a form that is reasonably acceptable to Acquirer.

5.11.                        Termination of Benefit Plans.  Effective as of the day immediately preceding the Closing Date, the Company shall terminate its participation in all Company Employee Plans intended to include a Code Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that participation in such 401(k) plans shall not be terminated).  Unless Acquirer provides such written notice to the Company, no later than three Business Days prior to the Closing Date, the Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors.  The form and substance of such resolutions shall be subject to review and approval of Acquirer.  The Company also shall take such other actions in furtherance of terminating participation in such Company Employee Plan(s) as Acquirer may reasonably require.  In the event that termination of participation in any 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer no later than ten Business Days prior to the Closing Date.  All penalties and fees incurred or anticipated to be incurred due to the Company’s termination of participation shall be borne by the Company.

5.12.                        Parachute Payment Waivers.  The Company shall obtain and deliver to Acquirer, prior to the initiation of the requisite stockholder approval procedure under this Section 5.12, a Parachute Payment Waiver, in substantially the form attached hereto as Exhibit G, from each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 5.13, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of (i) the accelerated vesting of such Person’s Company Options in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation, Acquirer or any Subsidiary before, upon or following the Merger, (ii) any severance payments, bonus payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation, Acquirer or any Subsidiary before, upon or following the Merger, and/or (iii) the receipt of any Company Options or Company Capital Stock within the 12-month period ending on the date on which the Effective Time occurs, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits, options and stock referred to in clauses (i), (ii) and (iii) to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.13.

5.13.                        Section 280G Stockholder Approval.  The Company shall use its commercially reasonable efforts to obtain the approval by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

5.14.                        Termination of Financing Statements.  The Company shall take all actions necessary such that (i) UCC-2 or UCC-3 termination statements, as applicable, have been filed with respect to each of the UCC-1 financing statements filed in order to perfect security interests in assets of the Company that have not yet expired and (ii) all Encumbrances (other than Permitted Encumbrances) on assets of the Company shall be released prior to or simultaneously with the Closing.

5.15.                        Options and Related Matters.  As soon as reasonably practicable following the Agreement Date, the Company shall notify each Company Optionholder of the Merger. The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer at or prior to the Closing an executed Option Waiver from each Company Optionholder who holds a Company Option.

5.16.                        Tax Matters.

(a)                                  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees, including any penalties and interest (“Transfer Taxes”), incurred in connection with the transactions contemplated by this Agreement or any related agreement, including any real property transfer tax and any similar Tax, shall be paid by the Company when due.  The Company will prepare and file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and will provide a copy of all such Tax Returns and other documentation to Acquirer, and, if required by Applicable Law, the Acquirer and the Effective Time Holders will, and will cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b)                                 The Stockholders’ Agent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company or any of its Subsidiaries for all Tax periods ending on or prior to the Closing Date, which shall be prepared in a manner consistent with the past practice of the Company and its Subsidiaries unless otherwise required by law.  The Stockholders’ Agent shall, no later than thirty (30) days prior to the due date for filing any such Tax Return, provide a copy of such Tax Return to the Acquirer for its review and approval, such approval not to be unreasonably withheld.  Any amendment to such Tax Return filed by Acquirer without the approval of the Stockholders’ Agent (such approval not to be unreasonably withheld) shall not of itself be determinative of the existence or amount of Indemnifiable Damages relating to such matter.

(c)                                  Except as set forth in Section 5.16(b), the Acquirer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and each of its Subsidiaries, if any.  The Acquirer shall, no later than thirty (20) days prior to the due date for filing any such Tax Return, provide to the Stockholders’ Agent for the Stockholders’ Agent’s review and comment.

(d)                                 The Acquirer and the Stockholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and the conduct of any audit, litigation or other proceeding involving Governmental Entity with respect to Taxes (“Tax Contest”).  Such cooperation shall include the retention and, upon the other party’s request, the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Acquirer and the Stockholders’ Agent agree to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Pre-Closing Tax Period and to abide by all record retention agreements entered into with any Taxing Authority.

(e)                                  For purposes of this Section 5.16, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date.  All determinations necessary to give effect to the allocation set forth in the foregoing clause (y) shall be made in a manner consistent with past practice of the Company and its Subsidiaries, unless otherwise required by law.

(f)                                    Acquirer, the Company Stockholders and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding.

(g)                                 The Company shall cause each Company Stockholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

5.17.                        Regulatory Approvals.

(a)                                  Acquirer shall promptly execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under any applicable federal, state or foreign antitrust law) or other document that may be necessary in order to obtain the expiration or termination of any applicable waiting period or the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.  If Acquirer receives any formal or informal request for information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then Acquirer shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request.  Acquirer shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of  the Company.

(b)                                 The Company shall promptly execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under any applicable federal, state or foreign antitrust law) or other document that may be necessary in order to obtain the expiration or termination of any applicable waiting period or the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required, or which Acquirer may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.  The Company shall use commercially reasonable efforts to cooperate with Acquirer to promptly obtain, all such authorizations, approvals and consents and shall pay 50% of any associated filing fees payable by the Company with respect to such authorizations, approvals and consents.  The Company and Acquirer shall promptly inform Acquirer of any material communication between the Company and Acquirer and any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement.  If the Company or any of its Affiliates receives any formal or informal request for information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then the Company and Acquirer shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request.  The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of Acquirer.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any federal, state or foreign laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), it is expressly understood and agreed that:  (i) Acquirer shall not have any obligation to litigate or contest or remove any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Acquirer shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquirer, the Company or any of their respective Subsidiaries or Affiliates, (B) the imposition of any limitation or regulation on the ability of Acquirer or any of its Affiliates to freely conduct their business or own or exercise control of such assets, (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquirer or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock, or (D) any other limitation on the complete and absolute authority of Acquirer to cause the Company and each of its Subsidiaries to operate its business and conduct its affairs as determined in Acquirer’s sole and absolute discretion (each of the restraints or limitations referred to in clauses “(A)” through “(D)” above being referred to herein as, an “Antitrust Restraint”).  Nothing in this Section 5.17 shall limit Acquirer’s or Merger Sub and the Company’s right to terminate this Agreement pursuant to Section 7.1(a)(ii) if Acquirer or the Company, as applicable, has, until such date, complied in all material respects with its obligations under this Section 5.17.

5.18.                        MFN Contracts.  After the Agreement Date, Acquirer and the KDA shall work together in good faith to seek the removal or termination of all MFN Provisions under any MFN Contracts.  In the case of MFN Contracts with terms ending on or prior to June 30, 2012, Acquirer and the KDA shall seek to remove or terminate such provisions in connection with the renewal of the MFN Contract or earlier.  If any MFN Contract has a term that expires after June 30, 2012, Acquirer or the KDA may provide inducements to the other party to a MFN Contract for the removal or termination of any such MFN Provisions and the amount of any cash inducement or the out-of-pocket cost of providing hardware or additional consulting services as an inducement shall be counted as Indemnifiable Damages under this Agreement (an “MFN Removal Payment”).  So long as Faraz A. Syed remains employed by Acquirer, the Company or any Subsidiary of Acquirer, Acquirer agrees that Mr. Syed shall, together with the Chief Executive Officer of Acquirer or his designee, be responsible for the negotiation of any such removal or termination of such MFN Provisions, including the provision of any financial or other inducements to the applicable party for such removal or termination, with the final approval of the amount of any such inducement being subject to the approval of the Chief Executive Officer of Acquirer exercised in good faith.  Stockholders’ Agent shall be kept informed of the status of such negotiations and shall be provided with a reasonable opportunity to participate in any negotiations, to the extent reasonably practical.

5.19.                        Indemnification; Exculpation; Insurance.

(a)                                  Acquirer and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (the “Company D&O Indemnified Parties”) pursuant to such indemnification, advancement of expenses and exculpation provisions under their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of the Company and such Company D&O Indemnified Parties (as in effect on the date of this Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms.  From and after the Effective Time, Acquirer and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

(b)                                 Prior to the Closing, the Company shall purchase a fully prepaid “tail” directors and officers liability insurance policy (the “Company D&O Tail Policy”).  If the Merger is consummated, then Acquirer will not cancel, and Acquirer shall use commercially reasonable efforts to cause any successor or assign not to cancel, the Company D&O Tail Policy during its term.

(c)                                  The provisions of this Section 5.19 are intended to be for the benefit of, and will be enforceable by, each Company D&O Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise; provided, however, that (i) recourse shall first be against the Company D&O Tail Policy until it is exhausted before recovery against Acquirer shall take place and (ii) the aggregate liability of Acquirer under Section 5.19(a) and (b) to all Company D&O Indemnified Parties shall in no event exceed the amount of stockholders’ equity as shown on the Company Balance Sheet.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1.                              Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)                                  Company Stockholder Approval.  The Merger shall have been duly and validly approved and this Agreement shall have been duly and validly adopted, as required by Delaware Law and the Company’s Amended and Restated Certificate of Incorporation and Bylaws, each as in effect on the date of such approval and adoption, by the requisite written consent of the Company Stockholders.

(b)                                 Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory prohibition preventing the consummation of the Merger or that imposes any other Antitrust Restraint shall be in effect, nor shall any action have been taken in writing by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered or enforced against or with respect to the Merger, which makes the consummation of the Merger illegal.

(c)                                  Governmental Approvals.  Acquirer and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby.

6.2.                              Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)                                  Representations, Warranties and Covenants.  The representations and warranties of Acquirer in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).  Acquirer shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b)                                 Receipt of Closing Deliveries.  The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.3(a).

6.3.                              Additional Conditions to the Obligations of Acquirer.  The obligations of Acquirer to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):

(a)                                  Representations, Warranties and Covenants.  The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect and the representations and warranties contained in Section 2.2, which representations and warranties shall be true and correct in all respects other than inaccuracies that are de minimis) on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).  The Company shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

(b)                                 Receipt of Closing Deliveries.  Acquirer shall have received each of the agreements, instruments and other documents set forth in Section 1.3(b).

(c)                                  No Legal Proceedings.  No Governmental Entity shall have commenced any Legal Proceeding that is still pending, or, threatened in writing to commence any Legal Proceeding (i) challenging or seeking the recovery of a material amount of damages in connection with the Merger or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of stock of the Surviving Corporation, or (ii) that could, if adversely determined or settled against the Company or any of its Subsidiaries, be reasonably likely to result in a Material Adverse Effect on the Company.

(d)                                 No Material Adverse Effect.   No Material Adverse Effect shall have occurred since the date of this Agreement with respect to the Company.

(e)                                  Non-Competition Agreement.  Each Key Employee shall have executed and delivered the Non-Competition Agreements, such Non-Competition Agreements shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind such Non-Competition Agreements.

(f)                                    Employees.  Each of Faraz A. Syed and David J. Marsyla and no fewer than five of the other Key Employees to whom Acquirer has offered employment shall have remained continuously employed with the Company or a Subsidiary from the Agreement Date through the Closing and shall have signed each of the Employment Documents, and no action shall have been taken by any such individual to rescind any such document.

(g)                                 Additional Approval.  The Merger shall have been duly and validly approved and this Agreement shall have been duly and validly adopted by 85% of the outstanding shares of Company Capital Stock.

(h)                                 Section 280G Stockholder Approval.  Any agreements, plans, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code shall have been submitted for approval by such number of stockholders of Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations, and, in the absence of such stockholder approval, none of those payments or benefits shall be paid or provided, pursuant to the Parachute Payment Waivers.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1.                              Termination.  At any time prior to the Closing, this Agreement may be terminated:

(a)                                  by mutual written consent duly authorized by the Company and Acquirer;

(b)                                 by either Acquirer or the Company, if the Closing shall not have occurred on or before October 31, 2011 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); and provided, however, that the right to terminate this Agreement under this clause Section 7.1(b) shall not be available to any party whose breach of any covenant or agreement hereunder will have been the primary cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c)                                  by either Acquirer or the Company, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(d)                                 by Acquirer, if (i) the Company shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within fifteen (15) Business Days after receipt by the Company of written notice of such material breach (provided, however, that no such cure period shall be available or applicable to any such material breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such material breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied or (ii) if the Company Stockholder Approval is not obtained within five (5) Business Days following the execution of this Agreement by the parties hereto; or

(e)                                  by the Company, if Acquirer shall have materially breached any representation, warranty, covenant or agreement contained herein and such material breach shall not have been cured within fifteen (15) Business Days after receipt by Acquirer of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such material breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied.

Any termination of this Agreement under clauses (b) through (e) of this Section 7.1 will be effective by the delivery of a written notice of the terminating party to the other party hereto.

7.2.                              Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or affiliates; provided, however, that the provisions of Section 5.2 (Confidentiality; Public Disclosure), this Section 7.2 (Effect of Termination), Article 9 (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any intentional breach of such party’s representations, warranties or covenants contained herein.

7.3.                              Amendment.  The parties hereto may amend this Agreement at any time prior to the Closing Date pursuant to an instrument in writing signed on behalf of each of the parties hereto, and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

7.4.                              Extension; Waiver.  At any time after the Closing, the Stockholders’ Agent and Acquirer may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein.  Any agreement on the part of a party hereto or the Stockholders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  No delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE 8

ESCROW FUND AND INDEMNIFICATION

8.1.                              Escrow Fund.

(a)                                  At the Effective Time, Acquirer will withhold from the consideration otherwise payable to each Effective Time Holder in the Merger such Effective Time Holder’s Pro Rata Share of the Escrow Amount (such aggregate amount of cash referred to herein as the “Escrow Fund”).  Subject to Section 8.4 below, the Escrow Fund shall be available to compensate Acquirer (on behalf of itself or any other Indemnified Person (as such term is defined in Section 8.2 below)) for Indemnifiable Damages (as such term is defined in Section 8.2 below) pursuant to the indemnification obligations of the Effective Time Holders set forth herein.  No portion (nor all) of the Escrow Fund, nor any beneficial interest therein, may be pledged, subjected to any Encumbrance, sold, assigned or transferred, by any Effective Time Holder,  prior to the disbursement of the Escrow Fund to any Effective Time Holder in accordance with Section 8.1(b) below.

(b)                                 On the date that is one (1) year from the Closing Date the (“Escrow Release Date”), Acquirer shall instruct the Escrow Agent to disburse to each Effective Time Holder such Effective Time Holder’s Pro Rata Share of the Escrow Fund less (i) that portion of the Escrow Fund previously paid to Acquirer in satisfaction of claims for indemnification in accordance with Article 8 of this Agreement and (ii) that portion of the Escrow Fund necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate (as defined in Section 8.5 below) properly delivered to the Stockholders’ Agent prior to the Escrow Release Date.

8.2.                              Indemnification.

(a)                                  Subject to the limitations set forth in this Article 8, the Effective Time Holders shall severally, but not jointly, based on such Effective Time Holder’s Pro Rata Share, indemnify and hold harmless Acquirer and its officers, directors, agents and employees (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all losses, Liabilities, damages, fees, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals, whether or not due to a third-party claim (collectively, “Indemnifiable Damages”), arising out of or resulting from (i) any failure of any representation or warranty made by the Company in this Agreement, as modified by the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), to be true and correct as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (ii) any breach of any of the covenants or agreements made by the Company in this Agreement, (iii) any inaccuracies in the Spreadsheet, the Company Closing Financials Certificate or the Company Transaction Expenses and Company Debt Certificate, (iv) any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.8(a) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees actually incurred by any Indemnified Person in connection with the exercise of any dissenters’ rights, and (v) any MFN Removal Payments.  Materiality standards or qualifications, and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty or covenant shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct.  The Effective Time Holders shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Acquirer with respect to any Indemnifiable Damages claimed by an Indemnified Person.

(b)                                 Acquirer shall indemnify and hold harmless each Effective Time Holder and its officers, directors, agents and employees, if any, and each person, if any, who controls or may control such Effective Time Holder within the meaning of the Securities Act (“Company Indemnified Persons”) from and against any and all Indemnifiable Damages arising out of or resulting from (i) any failure of any representation or warranty made by Acquirer in this Agreement to be true and correct as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date) and (ii) any breach of any of the covenants or agreements made by Acquirer or Merger Sub in this Agreement.

8.3.                              Other Limitations.

(a)                                  If the Merger is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy for the Indemnified Persons for the indemnification obligations under this Agreement for the matters listed in clause (i) of the first sentence of Section 8.2 (a), except (i) in the case of fraud or intentional breach by the Company or any Effective Time Holder,  (ii) any failure of any of the representations and warranties contained in Section 2.2 (Capital Structure), Sections 2.3(a) or 2.12 (Taxes) (collectively, the “Special Representations”) to be true and correct as set forth therein, and (iii) any failure of any of the representations and warranties contained in Section 2.10 (Intellectual Property) (collectively, the “IP Representations”) to be true and correct as set forth therein.  In the case of (i) any failure of any of the IP Representations to be true and correct as set forth therein, each Effective Time Holder shall be liable for such holder’s Pro Rata Share of the $10,500,000 and (ii) indemnification of Company Indemnified Persons pursuant to Section 8.2(b), Acquirer’s liability shall be limited to the Escrow Amount .  Notwithstanding anything herein to the contrary, the Effective Time Holders will not have any liability under for the matters listed in clause (i) of the first sentence of Section 8.2(a) until the Indemnified Persons have suffered Indemnifiable Damages in excess of $150,000 in the aggregate arising from claims under the matters listed in clause (i) of the first sentence of Section 8.2(a), and then the Effective Time Holders will be liable for the matters listed in clause (i) of the first sentence of Section 8.2(a) for the entire amount of such Indemnifiable Damages; provided, however, the foregoing shall not apply in the case of fraud or intentional breach by the Company or any Effective Time Holder or any failure of the Special Representations or the IP Representations to be true and correct as set forth therein.  In the case of fraud or intentional breach or any failure of any of the Special Representations to be true and correct as set forth therein, each Effective Time Holder shall be liable for such holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom up to such holder’s Pro Rata Share of the aggregate consideration received by such Effective Time Holder pursuant to Section 1.8(a) of this Agreement; provided, however, that such Effective Time Holder’s liability shall be unlimited in the case of fraud if such Effective Time Holder committed such fraud or had actual knowledge of fraud committed by the Company at the time such fraud occurred or was committed.

(b)                                 Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree (on behalf of itself and all of the other Indemnified Persons and the Company Indemnified Persons, as applicable) that (a) the indemnification provisions in this Article 8 shall be the sole and exclusive remedy of the Indemnified Person for any and all claims for Indemnifiable Damages and any and all other damages incurred by the Indemnified Persons and the Company Indemnified Persons arising out of or relating to this Agreement and the transactions contemplated hereby, including claims of negligence whether active or passive, (b) all applicable statutes of limitations or other claims periods with respect to claims hereunder and thereunder shall be shortened to the applicable claims periods and survival periods expressly set forth herein, (c) hereby waive and agree not to assert (i) any right under any statute of limitations or other applicable Legal Requirements to make an indemnification claim with respect to any representation, warranty, covenant or agreement after such representation, warranty, covenant or agreement terminates in accordance with this Article 8 (subject to the exceptions set forth herein) and (ii) any defense under any statute of limitations to any indemnification obligations that do not terminate, or that terminate after the expiration of such statute of limitations, in accordance with this Article 8 (subject to the exceptions set forth herein) and (d) acknowledge and agree that the survival periods (and the exceptions thereto) set forth herein and Termination Date supersede any applicable statute of limitations applicable to such representations, warranties, covenants and agreements.

8.4.                              Period for Claims.  Except as set forth below, the period during which claims for Indemnifiable Damages may be made (the “Claims Period”) (i) against the Escrow Fund for Indemnifiable Damages and (ii) pursuant to Section 8.2(b), shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the Escrow Release Date (the “Escrow Period”).  The Claims Period for

Indemnifiable Damages arising out of, resulting from or in connection with claims with respect to (i) fraud or willful breach by the Company, and (ii) any failure of any of the Special Representations to be true and correct, shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations.  The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with any failure of the IP Representations to be true and correct shall commence at the Closing and terminate on the second anniversary of the Closing Date.  The availability of the Escrow Fund to indemnify the Indemnified Persons will be determined without regard to any right to indemnification which any Effective Time Holder may have in his or her capacity as an officer, director, employee, or agent of the Company or any of the Subsidiaries and no such Effective Time Holder will be entitled to any indemnification from the Company or the Surviving Corporation for amounts paid for indemnification under this Article 8.

8.5.                              Claims.

(a)                                  On or before the last day of the applicable Claims Period, Acquirer may deliver to the Stockholders’ Agent a certificate signed by any officer of Acquirer (an “Claim Certificate”):

(i)                                     stating that an Indemnified Person has incurred or paid, reserved or accrued, or that it reasonably believes it will incur, pay, reserve or accrue, Indemnifiable Damages;

(ii)                                  stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably believed by Acquirer to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)                               specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

No delay in providing such Claim Certificate within the Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Effective Time Holders are materially prejudiced thereby.  At the time of delivery of any Claim Certificate to the Stockholders’ Agent, if such delivery is on or before the Escrow Release Date, a duplicate copy of such Claim Certificate shall be delivered to the Escrow Agent by or on behalf of Acquirer (on behalf of itself or any other Indemnified Person).

8.6.                              Resolution of Objections to Claims.

(a)                                  If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within thirty (30) Business Days after any such Claim Certificate is received by the Stockholders’ Agent, then the Stockholders’ Agent will be conclusively deemed to have consented, on behalf of all Effective Time Holders, to the recovery by the Indemnified Person of the full amount of Indemnifiable Damages specified in the Claim Certificate, and, without further notice, to have stipulated to the entry of a final judgment for Indemnifiable Damages against the Effective Time Holders for such amount in any court having jurisdiction over the matter where venue is proper.

(b)                                 If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within such thirty (30) Business Day period, Acquirer and the Stockholders’ Agent shall attempt and negotiate in good faith for thirty (30) Business Days after Acquirer’s receipt of such written objection to resolve such objection.  If Acquirer and the Stockholders’

Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.  The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute such amount of Escrow Cash from the Escrow Fund in accordance with the terms of such memorandum.

(c)                                  If no such agreement can be reached during the thirty (30) Business Day period for good faith negotiation, but in any event upon the expiration of such thirty (30) Business Day period, either Acquirer or the Stockholders’ Agent may bring suit in the courts of the State of California and the Federal courts of the United States of America, in each case, located within Santa Clara county in the State of California to resolve the matter.  The decision of the trial court as to the validity and amount of any claim in such Claim Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to conclusively rely and to act in accordance with such decision and the Escrow Agent shall distribute such amount of Escrow Cash from the Escrow Fund in accordance therewith.

(d)                                 Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.  For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the non-prevailing party unless the trial court awards Acquirer more than one-half of the amount in dispute, in which case the Effective Time Holders shall be deemed to be the non-prevailing party.  The non-prevailing party to a suit shall pay its own expenses and the expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

8.7.                              Stockholders’ Agent.

(a)                                  At the Closing, Frederic Veyssiere shall be constituted and appointed as the Stockholders’ Agent.  For purposes of this Agreement, the term “Stockholders’ Agent” shall mean the agent for and on behalf of the Effective Time Holders to: (i) execute, as Stockholders’ Agent, this Agreement and any document, agreement or instrument entered into or delivered in connection with the transactions contemplated hereby; (ii) give and receive notices, instructions, and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Effective Time Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Company Stockholder individually and not by the Stockholders’ Agent); (iii) review, negotiate and agree to and authorize Acquirer to receive Escrow Cash from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article 8; (iv) object to such claims pursuant to Section 8.5; (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Effective Time Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement; (vi) engage and consult with legal counsel, independent public accountants and other advisors and experts selected by it, solely at the cost and expense of the Company Stockholders; (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Effective Time Holders (other than with respect to the issuance of the Total Initial Merger Consideration less the Escrow Fund) in accordance with the terms hereof and in the manner provided herein; (viii) interpret all terms and provisions of this

Agreement and any instrument, document and agreement delivered in connection herewith; and (ix) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.  Acquirer, Merger Sub and their respective Affiliates (including without limitation, after the Closing Date, the Surviving Corporation) shall be entitled to rely on the appointment of Frederic Veyssiere as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Effective Time Holder and has having the duties, power and authority provided for in this Section 8.7.  The Effective Time Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article 8, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent.

(b)                                 The Stockholders’ Agent shall not be liable to any Company Stockholder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct.  The Stockholders’ Agent shall serve as the Stockholders’ Agent without compensation; provided, that the Effective Time Holders shall severally indemnify the Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Stockholders’ Agent (collectively, the “Stockholders’ Agent Expenses”).  None of the Stockholders’ Agent Expenses will be paid from the Escrow Fund; provided, however, that on the Escrow Release Date, following the resolution of all pending claims by the Indemnified Persons for Indemnifiable Damages, the Stockholders’ Agent shall have the right to recover the Stockholders’ Agent Expenses from any remaining portion of the Escrow Fund prior to any distribution to the Effective Time Holders, and prior to any such distribution, shall deliver to Acquirer a certificate setting forth the Stockholders’ Agent Expenses actually incurred.  Upon receipt of such certificate, Acquirer shall pay such Stockholders’ Agent Expenses out of the Escrow Fund to the Stockholders’ Agent.  The Stockholders’ Agent shall be entitled to reimbursement of any Stockholders’ Agent Expenses that are not reimbursed out of the Escrow Fund by the Indemnifying Persons on a several, but not joint, basis, based on each Effective Time Holder’s Pro Rata Share.  Acquirer shall not have any obligation or liability for such Stockholders’ Agent Expenses.

(c)                                  Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Effective Time Holders and shall be final, binding and conclusive upon each such Effective Time Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Effective  Time Holder. Acquirer, the other Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

(d)                                 The holders of at least a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis) immediately prior to the Closing shall have the right at any time following the Closing to remove the then-acting Stockholders’ Agent and/or to appoint a successor Stockholders’ Agent upon the resignation or removal of the Stockholders’ Agent; provided, however, that neither the removal/resignation of the then acting Stockholders’ Agent nor the appointment of a successor Stockholders’ Agent shall be effective until the delivery to Acquirer of executed counterparts of a writing signed by Company Stockholders collectively holding such a majority, together with an acknowledgement signed by the successor Stockholders’ Agent appointed in such writing that he, she or it accepts the responsibility of successor Stockholders’ Agent and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Stockholders’ Agent.  Each successor Stockholders’ Agent shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholders’ Agent, and in the instruments, documents and agreements executed and delivered in connection with this Agreement and shall be deemed to include any interim or successor Stockholders’ Agent.  Prior to Closing, the Stockholders’ Agent shall be permitted to assign its duties hereunder with the prior written consent of Acquirer and the Company, which consents shall not be unreasonably withheld, conditioned or delayed. Prior to Closing, the Company can agree to pay a successor Stockholders’ Agent a fee for services to be performed by such Stockholders’ Agent under this Agreement, which fee shall be in cash from the Company prior to the Closing.

8.8.                              Third-Party Claims.

(a)                                  In the event Acquirer becomes aware of a third-party claim which Acquirer in good faith believes may result in a claim against the Escrow Fund by or on behalf of an Indemnified Person, Acquirer shall have the right to conduct the defense of and, except as set forth below, to settle or resolve any such claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer may seek indemnification pursuant to a claim made hereunder).  The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim, including, but not limited to, any Tax Contest, to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim.  Notwithstanding anything herein to the contrary, except with the consent of the Stockholders’ Agent, no settlement or resolution by Acquirer of any claim that gives rise to a claim against the Escrow Fund by or on behalf of an Indemnified Person shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter.  In the event that the Stockholders’ Agent has consented to any such settlement or resolution, neither the Stockholders’ Agent nor any Effective Time Holder shall have any power or authority to object under Section 8.5 or any other provision of this Article 8 to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution.

(b)                                 Notwithstanding Section 8.8(a), the Stockholders’ Agent will be entitled, at its own cost, to defend any third-party claim arising out of any breach of the representations and warranties of the Company, with counsel that is reasonably acceptable to Acquirer, so long as (i) such third-party claim involves only money damages not in excess of twenty-five percent (25%) of the cash then remaining in the Escrow Fund and does not seek an injunction or other equitable relief, (ii) settlement of, or an adverse judgment with respect to, such third-party claim is not, in Acquirer’s good faith judgment, likely to establish a precedential custom or practice that is materially adverse to Acquirer’s continuing business interests, and (iii) the Stockholders’ Agent actively and diligently conducts the defense of such third-party claim.  Acquirer will be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim and Stockholders’ Agent will obtain Acquirer’s prior written approval before consenting to the entry of any judgment or entering into any settlement of such claim, which approval will not be unreasonably withheld.

(c)                                  After written notice by the Stockholders’ Agent to Acquirer of its election to assume control of the defense of any such action, so long as the Stockholders’ Agent is conducting the defense of the third-party claim in accordance with Section 8.8(b), the Effective Time Holders will not be liable to any Indemnified Person hereunder for any legal expenses subsequently incurred by such Indemnified Person in connection with the defense thereof, unless (i) the parties to any such claim include both the Effective Time Holders and such Indemnified Person, (ii) such Indemnified Person has been advised by reputable legal counsel that there may be one or more legal defenses available to it that are different from and additional to those available to the Effective Time Holders, and (iii) such Indemnified Person informs the Stockholders’ Agent of such conflict in writing.  If the Stockholders’ Agent does not assume control of the defense of such claims by promptly notifying Acquirer of such assumption, Acquirer will have the right to defend such claim pursuant to Section 8.8(a).

ARTICLE 9

GENERAL PROVISIONS

9.1.                              Survival of Representations and Warranties and Covenants.  If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, as modified by the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), and the other certificates delivered in accordance herewith shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is twelve (12) months following the Closing Date; provided, however, that the Special Representations will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations; provided, further, that the IP Rep will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the second anniversary of the Closing Date; provided, further, that no right to indemnification pursuant to Article 8 in respect of any claim based upon an inaccuracy or breach of a representation or warranty that is set forth in an Claim Certificate delivered to the Stockholders’ Agent prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article 8 or otherwise to seek recovery of Indemnifiable Damages arising out of any fraud or willful breach by the Company or any Subsidiary until the expiration of the applicable statute of limitations.  The representations and warranties of Acquirer contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall expire and be of no further force or effect as of the Closing.  If the Merger is consummated, all covenants of the parties (including the covenants set forth in Article 4 and Article 5) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing.

9.2.                              Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail or facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)                                     if to Acquirer or Sub, to:

Keynote Systems, Inc.
777 Mariners Island Boulevard
San Mateo, California 94404
Attention:  Chief Executive Officer
Facsimile No.:  (650) 403-2400
Telephone No.:  (650) 522-1099
Email:  umang.gupta@keynote.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Matthew P. Quilter, Esq. & Jeffrey R. Vetter, Esq.
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500
Email: mquilter@fenwick.com and jvetter@fenwick.com

(ii)                                  if to the Company, to:

Mobile Complete, Inc.
1730 South Amphlett Blvd., Suite 300
San Mateo, CA 94402
Attention:  Faraz A. Syed, Chief Executive Officer
Facsimile No.:  (650) 240-3885
Telephone No.:  (650) 655-6400
Email: fsyed@deviceanywhere.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94304
Attention:  Curtis L. Mo, Esq.
Facsimile No.:  (650) 687-1170
Telephone No.:  (650) 833-2015
Email: curtis.mo@dlapiper.com

(iii)                               If to the Stockholders’ Agent, to:

Frederic Veyssiere
c/o Innovacom
900 Larkspur Landing Circle, Suite 240
Larkspur, CA 94939
Facsimile No.:  #33 1 44 94 15 15 (Paris, France)
Telephone No.:  (415) 378-9305
Email: frederic@innovacomvc.com

9.3.                              Interpretation.  When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

9.4.          Counterparts.  This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

9.5.          Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that subject to the terms of this Agreement Sections 5.9(b) and 5.19 are intended to benefit the Persons described therein to the extent described therein and Article 8 is intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.6.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may, without the prior written consent of the other parties hereto, assign this Agreement to any direct or indirect wholly owned subsidiary of Acquirer, or in connection with any merger, consolidation or sale of all or a significant portion of its assets or in connection with any similar transaction, but no such assignment shall relieve the assignor of any of its obligations hereunder and so long as Acquirer also remains obligated for the performance of its obligations under this Agreement and shall be jointly and severally liable with the assignee thereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.  Any assignment in violation of this Section 9.6 will be void.

9.7.          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8.          Remedies Cumulative.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.9.          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware (including resolution of disputes under Section 8.6(c)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof.  With respect to any particular action, suit or proceeding, venue shall lie solely in Santa Clara County, California or the County of Newcastle, Delaware, as applicable.

9.10.        Consent to Representation.  Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, stockholders, partners, officers, employees, and affiliates that the Company, and not any of its individual Company Securityholders, is the client of DLA Piper LLP (US) (the “Firm”).  After the Closing, it is possible that the Firm will represent the Company Securityholders, the Stockholders’ Agent and their respective affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein, the Escrow Amount and any claims made thereunder pursuant to this Agreement.  Acquirer and the Company hereby agree that the Firm (or any successor) may represent the Seller Group in the future in connection with issues that may arise under this Agreement, the administration of the Escrow Amount and any claims that may be made thereunder pursuant to this Agreement.  The Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, stockholder, partner, officer, employee, representative, or affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each of the parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any affiliate thereof to consent to waive any conflict of interest arising from such representation.  Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.  Privileged and confidential communications between the Company and the Firm prior to the Closing will become the property of the Stockholders’ Agent and the Company Securityholders following the Closing and will not be disclosed to Purchaser without the consent of the Stockholders’ Agent; provided that, in the event of any dispute between Purchaser, the Surviving Corporation or any of the Company’s Subsidiaries and a third party other than a party to this Agreement after the Closing, the Surviving Corporation and the Company subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by the Firm, the Stockholders’ Agent or any Company Securityholder to such third party.

9.11.        Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page(s) Follow]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company, and the Stockholders’ Agent have caused this Agreement to be executed and delivered, all as of the date first written above.

KEYNOTE SYSTEMS, INC.

By:	/s/ Umang Gupta
Name: Umang Gupta
Title: Chairman & Chief Executive Officer

KAMALA ACQUISITION CORP.

By:	/s/ Umang Gupta
Name: Umang Gupta
Title: President & Chief Executive Officer

MOBILE COMPLETE, INC.

By:	/s/ Faraz Syed
Name: Faraz Syed
Title: Chief Executive Officer

FREDERIC VEYSSIERE

By:	/s/ Frederic Veyssiere

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

Definitions

As used in this Agreement, the following terms shall have the meanings indicated below.  Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

All references to dollar amounts or figures used in this Agreement means such dollar amount or such figure in terms of U.S. dollars.

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Business” means the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or any of its Subsidiaries.

“Business Day” means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in San Francisco, California.

“California Law” means the General Corporation Law of the State of California.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Cash Amount Per Share” means the quotient obtained by dividing (i) the difference between (A) the Total Initial Merger Consideration less (B) the Series A Liquidation Preference less (C) the Series B Liquidation Preference, by (ii) the Fully-Diluted Company Capital Stock.

“Common Escrow Amount Per Share” means the quotient obtained by dividing (i)(A) the Escrow Amount less (B) the Preferred Stock Escrow Amount by (ii) the Fully Diluted Company Capital Stock.

“Common Stock Closing Amount Per Share” means (i) the Common Cash Amount Per Share less (ii) the Common Escrow Amount Per Share.

“Company Capital Stock” means the Company Series A Stock, the Company Series B Stock Company and the Company Common Stock.

“Company Closing Financials Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying the amount of Company Net Working Capital, including for the sake of clarity an itemized list of each item of Company Net Working Capital in accordance with the definition thereof, and the amount of the Company Net Working Capital Deficit (if any), which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the amount of Company Net Working Capital.

“Company Common Stock” means the Common Stock, par value of $0.001 per share

“Company Debt” means, without duplication, (a) all obligations and liabilities of Company or any of its Subsidiaries for borrowed money, including without limitation in respect of leases required to be capitalized in accordance with GAAP; (b) all obligations and liabilities of Company or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of

i

others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by Company, whether or not the obligation secured thereby has been assumed by Company or any of its Subsidiaries; (d) all guarantees by Company or any of its Subsidiaries of obligations of others for borrowed money; and (e) all obligations and liabilities, contingent or otherwise, of Company or any of its Subsidiaries as an account party in respect of letters of credit and letters of guaranty.

“Company Net Cash” means the difference between (i) the aggregate amount of the Company’s cash (including cash received upon the exercise of Company Options and Company Warrants) and cash equivalents less (ii) the aggregate amount of Company Debt.

“Company Net Cash Negative Amount” means the amount of Company Net Cash reflected on the Company Transaction Expenses and Company Debt Certificate as a negative amount.

“Company Net Working Capital” means (A) the sum of (1) the Company’s consolidated net accounts receivable (i.e., gross accounts receivable less allowance for uncollectible accounts), (2) the Company’s prepaid expenses, excluding prepaid financing fees and (3) consumption tax refund less (B) the sum of (1) the Company’s consolidated accounts payable, (2) the aggregate Liability for salaries, wages, accrued vacation, paid time off and other unpaid compensation and related payroll taxes, (3) the aggregate warranty accrual, (4) the aggregate accrual for sales commissions and bonuses, (5) the aggregate Liability for unpaid sales or similar Taxes (the aggregate amount of which shall not exceed $600,000), (6) the aggregate accrual for accrued expenses, including wireless, professional services and other unpaid expenses, and (7) income Taxes payable.

“Company Net Working Capital Deficit” means the aggregate amount (if any) by which Company Net Working Capital is less than $0.

“Company Option Plan” means each stock option plan, program or arrangement of the Company, collectively.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Optionholders” means the holders of Company Options.

“Company Preferred Stock” means the Company Series A Stock and the Company Series B Stock.

“Company Rights” means all stock appreciation rights, options, warrants, restricted stock, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any shares of Company Capital Stock or any securities or debt convertible into or exchangeable for shares of Company Capital Stock or obligating Company to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement.

“Company Securityholders” means the Company Stockholders and the Company Optionholders.

“Company Series A Stock” means the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B Stock” means the Series B Preferred Stock, par value $0.001 per share, of the Company.

“Company Stockholders” means the record holders of issued and outstanding shares of Company Capital Stock.

“Company Transaction Expenses and Company Debt Certificate” means a certificate executed by the Chief Financial Officer of Company dated as of the Closing Date setting forth (A)(i) the Transaction Expenses that have been paid as of the Effective Time and (ii) the Transaction Expenses that have not been paid as of the Effective Time, (B)(i) the Company Debt that has been paid as of the Effective Time and (ii) the Company Debt that has not been paid as of the Effective Time, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the amount of Transaction Expenses and Company Debt, (C) the aggregate amount of the Company’s cash and cash equivalents, and (D) the amount of Company Net Cash.

“Company Warrantholders” means the holder of any Company Warrants.

“Company Warrants” means any warrant to purchase shares of Company Capital Stock.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are outstanding immediately prior to the Effective Time that have not been voted for approval of this Agreement and with respect to which dissenters’ rights or appraisal rights are properly asserted in accordance with Delaware Law or California Law in connection with the Merger.

“Earnout Pro Rata Share “ means, with respect to a holder of Company Capital Stock as of the Effective Time, the quotient obtained by dividing (i) the number of shares of Company Capital Stock held by such holder, by (ii) the total number of shares of Company Capital Stock outstanding as of the Effective Time.

“Effective Time Holder” means a Company Stockholder as of immediately prior to the Effective Time (other than a holder of solely shares of Company Capital Stock which constitute and remain Dissenting Shares).

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Escrow Amount” means $6,000,000.

“Escrow Percentage” means ten percent (10%).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully-Diluted Company Capital Stock” means the sum, without duplication, of the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles that are applicable to the circumstances of the date of determination, consistently applied.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Indemnified Person,” or “Indemnified Persons” has the meaning set forth in Section 8.2 hereto.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of any of Faraz A. Syed, David J. Marsyla, Mark A. Dirsa, Chris Callahan, Rachel Obstler, Robert Kleinschmidt, Leila Modarres, Rick Einseidl and Shahzad Khan.

“Legal Requirements” means any national, federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Subsidiary or to any of their respective assets, properties or businesses.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract, regardless of whether such debt, liability or obligation would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Material Adverse Effect” with respect to any entity means any change, event, violation,  circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, is, or would reasonably likely to, (i) be or become materially adverse in relation to the condition (financial or otherwise), business, operations, assets (including intangible assets), liabilities, or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from:  (A) changes in conditions in the United States or global economy or capital or financial markets, including any changes in interest or exchange rates (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (B) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (C) changes in GAAP (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors (D) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (to the extent such acts in each case do not disproportionately affect the Company), (E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world (to the extent such events in each case do not disproportionately affect the Company), (F) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (G) any failure, in and of itself, by the Company to meet any internal or published projections or predictions (whether such projections or predictions were made by the Company or independent third parties) for any period ending on or after the date of this Agreement, provided that the underlying causes of such failure shall not be excluded by this clause (G); or (ii) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements.

“Permitted Encumbrances” means: (A) statutory Encumbrances for Taxes or assessments that are not yet due and payable or liens for Taxes or assessments being contested in good faith by any appropriate proceedings; (B) statutory Encumbrances and other Encumbrances created by or arising out of the express terms of such lease agreement to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (D) statutory liens in favor of carriers, warehousemen, mechanics, repairmen and materialmen, to secure claims for labor, materials or supplies and other like liens and other similar Encumbrances and (E) Encumbrances that represent purchase money security interests for personal property purchase in the ordinary course of business.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Preferred Stock Escrow Amount” means (i) the sum of (A) the Series A Liquidation Preference and (B) the Series Liquidation Preference multiplied by (ii) the Escrow Percentage.

“Pro Rata Share” means with respect to each Effective Time Holder, the amount of cash such Effective Time Holder is entitled to receive pursuant to Section 1.8(a) with respect to its Company Capital Stock (including any Escrow Amount such Effective Time Holder has a right to receive but excluding any Dissenting Shares) relative to the amount of Total Initial Merger Consideration all Effective Time Holders are entitled to receive pursuant to Section 1.8(a) with respect to their Company Capital Stock (including the Escrow Amount but excluding any Dissenting Shares).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Escrow Amount Per Share” with respect to a particular holder of Company Series A Stock, means the (i) the Series A Liquidation Preference Per Share multiplied by (ii) the Escrow Percentage.

“Series A Liquidation Preference” means an amount equal to the product of (i) the Series A Liquidation Preference Per Share multiplied by (ii) the aggregate number of shares of Company Series A Stock that are issued and outstanding immediately prior to the Effective Time.

v

“Series A Liquidation Preference Per Share” means (i) $0.375 per share of Company Series A Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like, with respect to the Company Series A Stock) and (ii) an amount equal to all declared and unpaid dividends on such share immediately prior to the Effective Time.

“Series A Stock Closing Amount Per Share” with respect to a particular holder of Company Series A Stock, means the difference between (A) the Series A Liquidation Preference Per Share minus (B) the Series A Escrow Amount Per Share.

“Series B Escrow Amount Per Share” with respect to a particular holder of Company Series B Stock, means the difference between (i) the Series B Liquidation Preference Per Share multiplied by (ii) the Escrow Percentage.

“Series B Liquidation Preference” means an amount equal to the product of (i) the Series B Liquidation Preference Per Share multiplied by (ii) the aggregate number of shares of Company Series B Stock that are issued and outstanding immediately prior to the Effective Time.

“Series B Liquidation Preference Per Share” means (i) $1.023 per share of Company Series B Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like, with respect to the Company Series B Stock) and (ii) an amount equal to all declared and unpaid dividends on such share immediately prior to the Effective Time.

“Series B Stock Closing Amount Per Share” with respect to a particular holder of Company Series B Stock, means (i) the difference between (A) the Series B Liquidation Preference Per Share minus (B) the Series B Escrow Amount Per Share.

“Spreadsheet” means a spreadsheet, in form reasonably acceptable to Acquirer and the Exchange Agent, which Spreadsheet will be dated as of the Closing Date and will set forth, as of the Closing Date and immediately prior to the Effective Time (in addition to the other required data and information specified therein):  (i) the name, address and where available, social security number or Tax identification number of each Company Stockholder, each Company Optionholder and each Warrantholder; (ii) the number of shares of Company Series A Stock, Company Series B Stock and Company Common Stock held by such Company Stockholder and the respective stock certificate numbers, and the number of Company Options or Company Warrants held by such Company Optionholder or Company Warrantholder; (iii) the cash payable to each Company Stockholder pursuant to Sections 1.8(a)(i)(A), (1.8(a)(ii)(A) and 1.8(a)(iii)(A); (iv) to each Company Stockholder pursuant to Sections 1.8(a)(i)(B), 1.8 (a)(ii)(B) and 1.8(a)(iii)(B); (v) the portion of the Escrow Amount to be placed in the Escrow Fund on behalf of each Effective Time Holder; (vi) each Effective Time Holder’s Pro Rata Share and the Earnout Pro Rata Share for each holder of Company Capital Stock as of the Effective Time; (vii) the calculation of the Fully-Diluted Company Capital Stock, the Total Initial Merger Consideration, the Series A Liquidation Preference, the Series A Liquidation Preference Per Share, the Series A Escrow Amount Per Share, the Series A Stock Closing Amount Per Share, the Series B Liquidation Preference, the Series B Liquidation Preference Per Share, the Series B Escrow Amount Per Share, the Series B Stock Closing Amount Per Share, the Escrow Percentage, the Common Cash Amount Per Share, and the Common Escrow Amount Per Share; and (viii) for federal tax purposes, (A) the date such shares were originally purchased (or the holding period otherwise started), (B) the holder’s adjusted tax basis in such shares, and (C) the amount of gain or loss on the sale of such shares pursuant to the Merger and whether such gain or loss is classified as a short-term or long-term (the “Tax Basis Information”); provided, however, if the Tax Basis Information for certain Company Stockholders is not obtained prior to the Closing, the Stockholders’ Agent shall use commercially reasonable efforts to obtain such information from such Company Stockholders and shall be permitted to provide updates to the Spreadsheet until

December 31, 2011 solely to reflect any such Tax Basis Information obtained post-Closing; provided, further, that such updates shall be deemed to constitute part of the Spreadsheet and unless and until Acquirer receives such updates to the Spreadsheet, Acquirer may assume without inquiry that any and all of the information set forth in the most recent Spreadsheet it has received constitutes the Spreadsheet for all purposes of this Agreement.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

“Total Initial Merger Consideration” means (a) $60,000,000, less (b) the aggregate amount of Company Net Cash Negative Amount (if any), less (c) the aggregate amount of Transaction Expenses (which remain unpaid as of the Closing Date), less (d) the aggregate amount of the Company Net Working Capital Deficit.

“Transaction Expenses” means all third party fees, costs, expenses, payments and expenditures incurred by Company and its Subsidiaries with respect to this Agreement, the Merger and the transactions contemplated by this Agreement whether or not billed or accrued, including the expenses and fees of Company’s own accountants, attorneys, investment bankers and other professionals, and any such fees, costs, expenses, payment and expenditures incurred by any Company Securityholders or Company’s employees paid for or to be paid for by the Company, and Liabilities for unpaid severance obligations for employees of the Company and its Subsidiaries whose employment will be terminated prior to the Effective Time.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Exhibit A shall have the meanings assigned to such terms in this Agreement.